ARS
P.E. 12/31/04

05055722

A.C. MOORE

Arts + Crafts Inc

2004 Annual Report To Shareholders

DEAR FELLOW SHAREHOLDERS,

The year 2004 was a year of challenge for our company.

We built and moved to a new 770,000 square foot distribution center and corporate office complex. In July 2004, we replaced one main distribution center and two auxiliary centers with our new building in Berlin, New Jersey at a cost of $45 million.

This project, which would have been a challenge in itself, was made more difficult with a roof collapse in our existing building. From July to late October, distribution to our stores did not meet our standards and could have had a very negative impact on our stores for a much longer time. The outstanding effort by our Distribution Center and Information Technology teams turned a near disaster into a productive center.

Our distribution center is now working as we intended and we anticipate improvement in productivity each year going forward.

Our Merchandise and Store teams performed magnificently during this time of challenge and we are proud of each and every one of them.

Compliance with the Sarbanes-Oxley Act of 2002, Section 404, was more time consuming and costly than was originally projected. However, we were able to complete this process in a timely manner. Our challenge now is to maximize the benefits of documentation and testing. Our Financial team worked tirelessly and did an outstanding job.

This proves one of our core beliefs. PEOPLE DO MAKE A DIFFERENCE.

Our company continues to add talent, both to our management team and to the Board of Directors.

Mike Joyce joined the Board of Directors in June, 2004. Mr. Joyce was a former Managing Partner of Deloitte and Touche. Mike brings not only a strong financial background, but tremendous assistance in strategic planning and will be an asset to building shareholder value.

Jeff Gerstel joined the company as EVP of Store Operations in January, 2005. Jeff brings financial, operational and merchandise expertise to the company.

In March, 2005, we were pleased to welcome Birch Hall as our VP of Loss Prevention, a newly created position. Birch brings 17 years of asset protection expertise to our warehouse and stores.

2004 RESULTS

- Our business continued to grow with record sales of $497.6 million, an increase of 15% over 2003.
- Comp store sales were up 4% for the year.
- Our net income was $16,848,000, a decrease of $186,000 compared with 2003. However, our income in 2004 was negatively impacted by a change in accounting of $3.4 million net of tax, which had no effect on cash flow.
- Our store base grew with the addition of 15 new stores. We also relocated 2 stores.
- We opened in a new market, Long Island, NY, with 4 stores.
- We built and relocated to our new distribution center.
- We developed and implemented a new Warehouse Management System.
- We successfully completed the documentation and testing of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

LOOKING TO THE FUTURE

- In 2005 we plan to open 15 new stores.
- These plans include entry into a major new market in Florida.
- We will maximize productivity in our new distribution center.
- We will continue to develop our team members.
- We will continue to develop and utilize technology to maximize efficiencies.
- We believe that we have a great opportunity to generate consistent sales and earnings growth as well as deliver value to our customers and opportunity to our team members.

We remain committed to our long term objectives and look forward with confidence to the opportunities that lie ahead, which in turn will build shareholder value.

We would like to thank you, our shareholders, and all of our team members and vendors for your support and the important contributions that you continue to make. We anticipate that we will deliver to you another year of successes in 2005.

William Kaplan
Chairman of the Board

John E. Parker
Chief Executive Officer

Lawrence H. Fine
President and Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 000-23157

A.C. MOORE ARTS & CRAFTS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**22-3527763**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
130 A.C. Moore Drive, Berlin, NJ	**08009**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (856) 768-4930

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, no par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
☒ Yes ☐ No

As of June 30, 2004, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $320,000,000 based on $27.51, the closing price per share of the registrant's common stock on such date, as reported on the Nasdaq Stock Market. (1)

The number of shares of the registrant's common stock outstanding as of March 10, 2005 was 19,666,892.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2005 Annual Meeting of Shareholders are incorporated into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report, the graph showing the performance of the Company's stock and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference.

---

(1) The aggregate market value of the voting stock set forth above equals the number of shares of the registrant's common stock outstanding, reduced by the number of shares of common stock held by executive officers, directors and shareholders owning in excess of 10% of the registrant's common stock, multiplied by the last reported sale price for the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter. The information provided shall in no way be construed as an admission that any person whose holdings are excluded from this figure is an affiliate of the registrant or that any person whose holdings are included in this figure is not an affiliate of the registrant and any such admission is hereby disclaimed. The information provided herein is included solely for record keeping purposes of the Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS.

Our Company

We are a rapidly growing specialty retailer offering a vast selection of arts, crafts, and floral merchandise to a broad demographic of consumers. Our target customers are primarily women between the ages of 25 and 55 who are looking for ideas to decorate their homes, create handmade items, or otherwise engage in arts and crafts activities. We have grown from 17 stores in January 1997 to 96 stores in December 2004. In 2004, for stores open for the full calendar year, our average sales per square foot were $256, which we believe to be the highest in our industry, and our average sales per store were approximately $5.8 million.

Our stores are located in the eastern United States from New England to Alabama. For the next few years we intend to locate our new stores within a distance that can be supported by our suburban Philadelphia distribution center, an area encompassing approximately 50% of the United States population. We believe we can support at least 175 stores in this geographic area from our new distribution center which we opened in the third quarter of 2004.

Our assortment of merchandise consists of more than 60,000 stock keeping units, or SKUs, with approximately 45,000 SKUs offered at each store at any one time. We believe we offer a superior shopping experience that is differentiated by our broad merchandise assortment, high in-stock positions, exciting stores, attentive and knowledgeable sales associates and competitive prices.

Due to the importance of our peak selling season, which includes Fall/Halloween, Thanksgiving and Christmas, the fourth quarter has historically contributed, and is expected to continue to contribute, a significant portion of our profitability for the entire year. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year.

We have a highly experienced management team which is comprised of executives who have each participated in the expansion of several large retailers. Collectively, our top management team, consisting of our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, two Executive Vice Presidents of Merchandising, and our Executive Vice President of Store Operations, has more than 150 years experience in retailing.

We became a holding company in July 1997 by incorporating in Pennsylvania and exchanging 4,300,000 shares of our common stock for all the capital stock of our operating subsidiary which was organized in Delaware in 1984.

Our Market

The Hobby Industry Association (HIA), in its most recent study, announced that its Consumer Usage & Purchase Study revealed that industry sales for 2002 were approximately $29.0 billion, a 13% increase from $25.7 billion in 2001. Our market is comprised primarily of arts and crafts products, silk and dried flowers and picture frames. Our market is highly fragmented and is served by multi-store arts and crafts retailers, mass merchandisers, small, local specialty retailers, mail order vendors, hardware stores and a variety of other retailers.

The size and growth of our market is sustained by the popularity of arts and crafts. According to the 2002 HIA report, 60% of U.S. households participated in crafts and craft-related hobbies. Further, a

June 2001 Harris Poll reports that the popularity of crafts is similar to the popularity of watching sports, listening to music, playing golf, boating, hunting, and other similar leisure activities. The current popularity of crafts is reflected in the national media in addition to the many craft publications. For example, major newspapers such as the Wall Street Journal, the New York Times and the Chicago Tribune have published articles highlighting the success of craft retailers and how the industry is at the right place at the right time.

Our Merchandise

Our merchandising strategy is to offer the broadest and deepest assortment of arts, crafts and floral merchandise and to provide our customers with all of the components necessary for their crafting projects on a regular basis. Below is a representative list of our merchandise:

- *Art Supplies, Scrapbooking and Frames*: paints, brushes, canvas, drawing tools, rubber stamps and stationery, scrapbooking supplies, stencils and frames.

- *Traditional Crafts*: stitchery, yarn, cake and candy making supplies, glass crafts, wood crafts, kids crafts, felt, glitter, dollmaking, dollhouses and furniture, and instructional books.

- *Floral and Accessories*: silk and dried flowers, accessories like vases and other products to assist in the arrangement of flowers, pre-made and custom made floral arrangements, ribbon and lace, wedding related items, potpourri, candles, candle making supplies and wicker baskets.

- *Fashion Crafts*: t-shirts and sweatshirts, decorative items like patches and rhinestones and jewelry making supplies like beads.

- *Seasonal Items*: craft making materials, decorations and floral products for all major holidays and seasons, including Christmas, Fall/Halloween, Spring/Easter, Valentine's Day and St. Patrick's Day.

Business and Operating Strategy

We believe that our customers expect exceptional service and a broad assortment of in-stock merchandise at competitive prices in an exciting and easy-to-shop store. Our goal is to consistently deliver an overall value proposition that exceeds our customers' expectations and offers them a superior shopping experience. In order to achieve this goal we pursue the following five primary business and operating strategies:

We strive to offer the broadest and deepest assortment of arts, crafts and floral merchandise.

We believe that key elements in a customer's decision where to shop are variety and selection of merchandise. We believe our stores offer the broadest and deepest selection of arts, crafts and floral merchandise in our industry. Each of our stores stocks more than 60,000 SKUs across five major merchandise categories during the course of a year, with approximately 45,000 SKUs offered at each store at any one time. Our buyers actively seek new merchandising opportunities by monitoring industry trends, working with domestic and international vendors, attending trade shows and craft fairs and regularly interacting with our customers. We believe that our ability to provide new merchandise and crafting ideas to our customers on a continuous basis differentiates us from our competitors.

We strive to maintain a superior in-stock merchandise position.

Craft projects usually require multiple components. Providing all of the components for a particular craft project in a single store on a regular basis is critical to meeting the demands of our customers. Therefore, we designed our merchandise distribution systems to ensure rapid replenishment of inventory and the highest levels of in-stock positions in our stores. Our distribution center delivers merchandise to each of our stores three to five times per week during our peak selling season of October to December, and two to three times per week throughout the balance of the year. In our peak selling season, our store managers can replenish 67% of their shelf merchandise assortment within two to three days.

We strive to operate exciting, easy-to-shop stores.

We provide our customers with project ideas by displaying samples of completed craft projects throughout our stores. We believe that these displays generate excitement and foster impulse buying and return visits to our stores. We regularly provide video and live in-store crafting demonstrations. We offer frequent in-store classes for children and adults in most of our stores on a wide variety of craft skills. Our stores are designed to be uncluttered, well organized, and well lit. Wide aisles and easy to read signage help our customers locate merchandise and make our stores easy-to-shop.

To ensure prompt and personalized service, we staff our stores with a high ratio of store personnel to customers, typically including a store manager, two or three associate managers, eight department managers and a staff of full-time and part-time team members. Store personnel, many of whom are crafters themselves, assist customers with merchandise selection and project ideas.

We strive to attract and retain experienced and entrepreneurial store management.

To provide optimal customer service, we strive to foster merchandising creativity and an entrepreneurial culture throughout all levels of our organization. Store managers are empowered and encouraged to identify merchandising opportunities and to tailor displays to local preferences for craft projects. While receiving direction and support from corporate level management, this autonomy allows store managers to use individual creativity to cater to the needs and demands of customers. If proven successful, merchandising ideas generated by a store manager can be implemented quickly throughout our chain. We believe this helps us to increase sales and profitability. Store managers and associate managers earn incentive bonuses based on annual increases in the profitability of their stores. We believe our focus on empowering and rewarding our employees, all of whom are "team members," helps in recruiting, hiring and retaining talented personnel.

We strive to provide superior price/value for our customers.

We believe that our customers consider the relationship between the quality and price of our merchandise to be important factors in their buying decisions. Therefore, we strive to be the price/value leader in all of our merchandise categories. Our purchasing professionals and store managers actively monitor competitors' prices to ensure we maintain low prices while preserving merchandise quality and value. Our policy to beat any competitor's advertised price by 10% is clearly displayed in our stores. In addition, on a weekly basis, we advertise select items at 20% to 50% off their everyday low prices. We believe that our price/value strategy exceeds our customers' expectations and enhances customer loyalty.

Growth Strategy

The market in which we operate is large and fragmented. We believe that this presents an opportunity to continue to grow our business for the foreseeable future. Our objective is to improve our market share in existing geographic markets and to expand into new geographic markets while enhancing our profitability through greater leverage of our corporate infrastructure. We believe by increasing our store base we can obtain economies of scale in advertising, distribution, purchasing and management costs and, as a result, improve our operating margins.

Opening New Stores:

During the next two years we intend to increase our store base of 96 locations at December 31, 2004 by approximately 15% to 20% per year. Our current strategy is to open new stores within the reach of our corporate headquarters and distribution center located in suburban Philadelphia. This geographic area contains approximately 50% of the U.S. population. Ultimately, we believe that we can almost double the number of our existing stores within this geographic area without significantly diluting the sales in our existing stores. In the future, we may open stores in other regions.

Our site selection strategy is overseen by a Vice President of Real Estate who is responsible for identifying favorable store locations in both existing and new geographic markets. Our site selection criteria include an assessment of population and demographic characteristics of the market area, customer traffic, performance of other retailers within the area, co-tenants at the proposed site, projected profitability and cash return on investment. We have also hired an outside consulting firm to assist us in real estate selection through customer profiling, drive-time trade area and index performance models.

We have developed a standardized procedure for opening new stores. Our new store opening team develops the floor plan and inventory layout based on our store prototype and hires and trains team members in connection with the opening of each new store. For each new store we plan to open in the next two years, we expect to spend approximately $1.3 million, which includes $365,000 for fixtures and equipment, $240,000 in pre-opening costs (including lease costs from date of possession) and $700,000 for in-store inventory, net of accounts payable.

Increasing Sales in Existing Stores:

In 2004, for stores open at least one full calendar year, our average sales per square foot were $256, which we believe to be the highest in our industry, and our average sales per store were approximately $5.8 million. Our comparable store sales growth was 4% in 2004, 2% in 2003, 5% in 2002, 8% in 2001 and 3% in 2000. Stores are added to the comparable store base at the beginning of their fourteenth full month of operation. Our primary method of increasing sales in our existing stores is to successfully execute our business and operating strategies, including:

- providing the broadest and deepest merchandise assortment,
- maintaining a superior in-stock position,
- operating exciting and easy-to-shop stores,
- hiring and retaining entrepreneurial and knowledgeable store managers and sales teams, and
- providing superior price/value for our customers.

Merchandising

Our merchandising strategy is to offer the broadest and deepest assortment of arts, crafts and floral merchandise and to provide our customers with all of the components necessary for their crafting projects on a regular basis. We believe our merchandise appeals to a wide range of recreational and professional crafters of all ages and economic backgrounds. However, our primary customers are women ages 25 to 55. We maintain a fresh and exciting shopping environment by frequently introducing new merchandise into our stores and by regularly updating our displays of completed craft projects. Our buyers actively seek new merchandising opportunities by monitoring industry trends, working with domestic and international vendors, and regularly attending trade shows and craft fairs.

The following table describes net sales for each of our merchandise categories as a percentage of our total net sales for the years ended December 31, 2002 through 2004:

	Year Ended December 31,		
	2004	**2003**	**2002**
Art supplies, scrapbooking and frames	34.0%	35.0%	35.0%
Traditional crafts	34.0	30.0	29.0
Floral and accessories	21.0	24.0	24.0
Fashion crafts	8.0	7.0	7.0
Seasonal items	3.0	4.0	5.0
Total	100.0%	100.0%	100.0%

Our buyers develop a planogram for each of our basic and seasonal merchandise categories which is implemented at the store level. A planogram is a diagram that shows how and where each specific retail product should be placed on shelves or displays. The planograms are developed by a team consisting of our buyers and members of our planogram department, with input from key vendors. The planograms are developed using information about the products, such as size, shape, colors, or theme, sales volume and inventory levels. By analyzing past and current sales patterns, we can then adjust our planograms to present merchandise in a manner that helps maximize sales.

Our point of sale, or POS, system allows us to make better merchandising decisions by identifying sales volume and seasonality patterns of particular items of merchandise. With this information we can make better decisions regarding when to stock, reorder, mark-down and discontinue merchandise.

Our purchasing staff and store managers actively monitor competitors' prices to ensure we maintain low prices while preserving merchandise quality and value. Our policy of beating any competitor's advertised price by 10% is clearly displayed in our stores. On a weekly basis, we advertise select items at 20% to 50% off their everyday low prices. We also accept competitors' coupons. We believe that our strategy of price/value leadership enhances customer loyalty and provides superior value.

Our stores regularly feature seasonal merchandise that complements our core merchandising strategy. Seasonal merchandise is offered for all major holidays and seasons, including Christmas, Fall/Halloween, Spring/Easter, Valentine's Day and St. Patrick's Day. By far the greatest portion of our seasonal merchandise is sold during the Christmas season. This includes merchandise in our seasonal department as well as seasonal products sold in other merchandise categories. Our Christmas holiday merchandise is given floor and shelf space in our stores beginning in late summer. The Christmas holiday season is longer for our stores than for many traditional retailers because of the project-oriented nature of Christmas crafts and gift-making ideas. We believe that our holiday merchandise assortment differs from some of our competitors because a substantial amount of our seasonal merchandise is used to create holiday crafts and gifts rather than consisting of traditional Christmas trees and decorations.

Stores

Our stores are typically 20,000 to 25,000 square feet. Most of our stores are located in strip centers that are easily accessible from main traffic arteries and have convenient parking. Our store size varies based on market demographics and real estate availability. Most of our store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. Rent escalations are amortized over the initial lease term commencing on the date we take possession. Our stores are generally open from 9:30 a.m. to 9:00 p.m., Monday through Saturday, and from 10:00 a.m. to 6:00 p.m. on Sunday.

Store layout and operations

Our stores provide a "one-stop-shopping" destination for arts, crafts and floral merchandise in an exciting and spacious shopping environment. We design our stores to be attractive and easy-to-shop with a layout intended to lead customers through the entire store in order to expose them to all of our merchandise categories. Wide aisles and easy to read signage help our customers locate merchandise. We use end-of-aisle displays to feature best-selling items and promotional merchandise. Generally, the center of the store contains the floral area, which includes a ribbon center and counter for free floral arrangement services. Our stores also contain a customer service area and eight to 11 registers for quick checkout. Our prototype store is apportioned approximately 80% to selling space with the remainder devoted to delivery, storage, classroom and office areas.

In 2004, we developed and implemented a new visual signage program in one of our stores that introduced more color, icons and a more aesthetic, softer point of view in our message. We will be implementing the new sign package in all of our new stores as well as retrofitting it into a select number of our existing stores.

We emphasize the display of completed craft projects in each department to provide customers with crafting ideas. Because many customers browse for new craft ideas, we believe eye-catching displays of completed craft projects are effective at motivating impulse purchases. Our knowledgeable store team members, many of whom are crafters themselves, are available to explain the displays in detail to customers and to offer assistance on related craft projects.

We offer frequent in-store classes for children and adults in most of our stores in a dedicated classroom. Classes are taught by team members and outside professionals. Typical classes provide instruction on oil painting, cake decorating, advanced stamping, or scrapbooking.

Store management and training

Each store is managed by a store manager who is assisted by two or three associate store managers, eight department managers, and a staff of full-time and part-time team members. Our store managers and associate store managers are responsible primarily for customer service, training, hiring store level team members, and inventory management. The department managers are responsible for merchandise ordering, inventory management and customer service. We develop new store managers by promoting from within our organization. We selectively hire experienced store managers from other retailers who start at our stores as associate store managers.

A key part of our strategy and management style is to foster an entrepreneurial culture and merchandising creativity throughout all levels of our organization which we believe helps to promote customer loyalty. Store managers are empowered and encouraged to identify merchandising opportunities and to tailor displays to local preferences for craft projects. While receiving direction and support from corporate level management, this autonomy allows store managers to use their own creativity to cater to the needs and demands of their customers. If proven successful, merchandising ideas generated by a store manager can be implemented throughout our chain. We believe this helps to increase sales and profitability. Our store managers and associate store managers earn incentive bonuses based upon annual increases in the profitability of their stores. We believe our focus on empowering and rewarding our team members helps in recruiting, hiring and retaining talented personnel.

Our training program for store managers and associate store managers includes several annual company-sponsored conferences to refine and develop their skills in merchandising, merchandise trends, store operations, financial controls, human resources and general management. Many of our team members are crafters themselves and we provide them with the industry's most extensive product training to create a sales staff with a strong focus on customer service and a willingness to assist customers in assembling and coordinating their craft projects.

Purchasing

Our purchasing programs are designed to support our business strategy of providing customers with the broadest and deepest assortment of high quality arts, crafts and floral merchandise at value prices while maintaining high in-stock positions. Our buying staff of 21 professionals oversees all of our purchasing. Buyers and store management regularly attend trade shows and craft fairs to monitor industry trends and to obtain new craft ideas.

In-store department managers are responsible for daily reordering of merchandise for their departments. In 2004, approximately 99% of our merchandise orders were placed through our EDI (electronic data interchange) system. Approximately 65% of our orders were shipped directly from vendors to our stores; the remaining 35%, approximately one-third of which are floral and seasonal items, were shipped from our distribution center. Merchandise assortments at our stores can be enhanced by products ordered by store managers to meet the unique needs of their customers. All purchases are monitored through centralized system controls.

In 2004, we purchased our inventory from more than 500 vendors worldwide. One of the key criteria for the selection of vendors is their responsiveness to our delivery requirements and timing needs. In 2004:

- the largest 25 domestic vendors accounted for approximately 54% of our purchases,
- the largest vendor, SBAR'S, Inc., a specialty distributor of arts and crafts merchandise primarily to independent arts and crafts retailers, accounted for approximately 21% of our purchases, and
- approximately 8% of our merchandise, primarily floral and seasonal items, was directly imported from foreign manufacturers or their agents, almost exclusively from the People's Republic of China.

All of our overseas purchases are denominated in U.S. dollars.

Distribution

Our distribution strategy is focused on supporting our stores and maintaining high in-stock positions in all of our merchandise categories. Our stores receive merchandise deliveries three to five times per week from our distribution center during our peak selling season, and two to three times per week throughout the balance of the year, depending on store size.

In the third quarter of 2004 we moved into our new distribution center and office complex. This facility contains 710,000 square feet for distribution and warehousing plus 60,000 square feet of office space. This state of the art facility is positioned to handle the future expansion of the company and will enable us to more effectively service all of our existing locations and a total of approximately 175 store locations located within reach of the new facility. The new facility includes an automated picking and sortation system which will enable us to achieve significant increases in labor productivity. The total cost of this facility was $45.0 million.

The lease on our previous distribution facility of 253,000 square feet expires at the end of March 2005.

Our distribution center and warehouse operations are supported by our real-time warehouse management system which uses hand-held computers and radio frequency communication technology to track merchandise. Our warehouse management system enables us to update our inventory records instantly to reflect all of the merchandise receiving and shipping activities that occur at our distribution center throughout the day. We believe our warehouse management system, which was upgraded in 2004, helps to make our distribution center and warehouse operations efficient and is instrumental in helping us meet our commitment to provide superior inventory replenishment to each of our stores.

We lease a fleet of tractors and trailers to deliver merchandise to 56 of our 96 stores directly from our distribution center. Additionally, we have contracted with a dedicated third-party carrier to deliver merchandise to the 40 stores where an overnight stay is required because of travel time. In 2004, approximately 35% of our merchandise was delivered from our distribution center to our stores.

Marketing

Our marketing and advertising is designed to attract our target customers consisting primarily of women between the ages of 25 and 55. A study published in *Craftrends* in November 2001 surveyed 1,000 craft customers across the country. Of the 1,000 participants, 66% were between the ages of 26 and 54, 89% were female and 46% had an income greater than $60,000. We believe that our target customer is consistent with this demographic profile.

We advertise 51 weeks per year, typically in midweek editions of local and/or regional newspapers. In 2004 we ran 20 multi-page newspaper inserts in local and regional newspapers. In addition, prior to store openings, we use radio advertisements to develop customer awareness and we place special pre-opening advertisements, normal advertising copy and/or grand opening inserts in newspapers. We create all of our advertising in-house.

Our website, *www.acmoore.com*, is designed to drive additional store traffic by providing information, inspiration and ideas to our visitors. It also serves as another marketing channel to build brand name awareness. Our website has recently been completely redesigned, providing visitors with easier navigation, more information and one of the largest selections of crafting how-to videos on the web. This proprietary video collection allows customers to view over two hundred different segments to learn the latest crafting tips, techniques and project ideas. Our website also features weekly advertisements, a store locator and an in-store class schedule, as well as suggested craft projects for children and adults with accompanying instructions and shopping lists for merchandise to be purchased at our stores. Additionally, visitors are able to preview various departments inside an A.C. Moore store through the use of iPIX photography, which displays a 360 degree immersed view of select merchandise. We do not sell our merchandise on our website, although gift cards may be purchased online.

Management Information Systems

We believe that we have implemented leading information technology systems which support merchandising, store ordering, warehouse inventory management, finance and administration. Our management information systems are secure, redundant and scalable. We expect to continue to enhance the performance of our systems through software and hardware upgrades and other improvements, such as the systems integration of our stores and distribution center to improve our inventory processing capabilities.

Our in-store POS system includes merchandise universal product code or bar code scanning at the registers along with the expansion of our radio frequency re-order system, allows our stores to reduce or re-deploy employee team members that had previously been used to price mark each SKU. With the POS data capturing capabilities, fast and detailed sales and margin information is available. We support our merchandising efforts by polling the POS system on a regular basis to evaluate sale and pricing trends for each SKU. In addition, we are able to generate data to assess the performance of our advertising and promotional programs. This system also provides a speedy check-out process, minimizes pricing errors and provides strong control over register operations.

Our real-time management information and control system has been designed to support our key business objective of maintaining a high in-stock position. Utilizing a radio frequency based hand-held computer, our department managers electronically record and then transmit their orders to the corporate office. These orders are then automatically sent to the appropriate vendor. This internally developed system is based upon electronic data interchange, or EDI, and connects with most of our vendors as well as with our distribution center. Those vendors that lack EDI capability are given an option to use a web-based solution that links with our systems.

Competition

The market in which we compete is highly fragmented, containing multi-store arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors, hardware stores and a variety of other retailers. We believe we are one of only seven retailers in the United States dedicated to serving the arts and crafts market that have annual sales in excess of $100.0 million. We compete with many retailers and classify our principal competition within the following three categories:

- *Multi-store arts and crafts retailers*. This category includes several multi-store arts and crafts chains operating more than 35 stores and comprises: Michaels Stores, Inc., a chain which operates 844 Michaels stores throughout the United States; Jo-Ann Stores, Inc., which operates 737 traditional Jo-Ann Fabrics and Crafts stores and 114 Jo-Ann superstores nationwide; Hobby Lobby Stores, Inc., a chain which operates approximately 340 stores primarily in the midwest United States; Garden Ridge, Inc., which operates approximately 35 stores primarily in the southeast and midwest United States; and Rag Shops, Inc., which operates approximately 65 stores located primarily in New Jersey and Florida.

- *Mass merchandisers*. This category includes Wal-Mart Stores, Inc., and other mass merchandisers. These retailers typically dedicate only a relatively small portion of their selling space to a limited assortment of arts and crafts supplies and floral merchandise.

- *Small, local specialty retailers*. This category includes thousands of local "Mom & Pop" arts and crafts retailers. Typically, these are single store operations managed by the owner. The stores generally offer a limited selection and have limited resources for advertising, purchasing and distribution. Many of these stores have established a loyal customer base within a given community and compete on customer service.

We believe that the principal competitive factors of our business are pricing, breadth of merchandise selection, in-stock position and customer service. We believe that we are well positioned to compete on each of these factors.

Team Members

As of December 31, 2004, we had 2,371 full-time and 2,860 part-time team members, 4,881 of whom worked at our stores, 158 at the distribution center and 192 at the corporate offices. None of our team members are covered by a collective bargaining agreement, and we believe our relationship with our team members to be good.

Trademarks

"A.C. Moore," "Fashion Forward" and "Creations for All Generations" are trademarks that have been registered with the U. S. Patent and Trademark Office. We use the "A.C. Moore" name and logo as a tradename and as a service mark in connection with sale of our merchandise. The "Fashion Forward" name and logo is used on the exclusive packaging of some of our picture frames. The "Creations for All Generations" logo is used in advertising campaigns.

Website and Availability of Information

Our internet address is *www.acmoore.com.* We make available free of charge on or through *www.acmoore.com* our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Leslie H. Gordon
A.C. Moore Art & Crafts, Inc.
130 A.C. Moore Drive
Berlin, NJ 08009

The information on the website listed above is not, and should not be considered, part of this annual report on Form 10-K, and is not incorporated by reference in this document. This website is only intended to be an inactive textual reference.

Cautionary Statement Relating to Forward-Looking Statements

Certain oral statements made by our management from time to time and certain statements contained herein or in other reports filed by us with the Securities and Exchange Commission or incorporated by reference herein or therein are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), with respect to our results of operations and our business. All such statements, other than statements of historical facts, including those regarding market trends, our financial position and results of operations, business strategy, projected costs, and plans and objectives of management for future operations, are forward-looking statements. In general, such statements are identified by the use of forward-looking words or phrases including, but not limited to, "intended," "will," "should," "may," "believes," "expects," "expected," "anticipates" and "anticipated" or the negative thereof or variations thereon or similar terminology. These forward-looking statements are based on our current expectations. Although we believe that the expectations reflected in such forward- looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These forward-looking statements represent our current judgment. We disclaim any intent or obligation to update our forward-looking statements. Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") include those that are discussed below. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

An increase in our sales, profitability and cash flow will depend on our ability to increase the number of stores we operate and increase the productivity and profitability of our existing stores.

The key components of our growth strategy are to increase the number of stores we operate and increase the productivity and profitability of our existing stores. If we are unable to implement this strategy, our ability to increase our sales, profitability and cash flow could be significantly impaired. To the extent we are unable to open new stores as planned, our sales growth would come only from increases in comparable store sales. Growth in profitability in that case would depend significantly on our ability to increase margins or reduce our costs as a percentage of sales. There are many factors, some of which are beyond our control, which could impact our ability to implement our strategy for opening new stores. These factors include:

- our ability to identify suitable markets in which to expand,
- the availability of suitable sites for additional stores,
- the ability to negotiate acceptable lease terms for sites we identify,
- the availability of acceptable financing to support our growth,
- our ability to hire, train and retain a sufficient number of qualified managers and other store personnel, and
- the effectiveness of our advertising strategies.

Our results could be impacted by the expensing of stock-based payments.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), *Share-Based Payment (FAS 123(R))*. FAS 123(R) revised FASB Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for periods beginning after June 15, 2005.

Previously, in complying with FAS 123, we disclosed the fair value of stock options granted and its pro forma impact on our net income in a footnote to our financial statements. We are currently considering which transition method we expect to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in our footnotes provides the impact on pro forma net income for past financial statements. The impact of the adoption of FAS 123(R) on future financial statements is expected to be material.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Beginning in the middle of 2003, we began a process to document and evaluate our internal controls over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations, which require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. In this regard, management has dedicated internal resources, engaged outside consultants and adopted a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our assessment of our internal controls over financial reporting and our independent registered public accounting firm's audit of that assessment have resulted, and are likely to continue to result, in increased expenses. We cannot be certain that these measures will ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If compliance with policies or procedures deteriorate and we fail to correct any associated issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Our success will depend on how well we manage our growth.

Even if we are able to implement, to a significant degree, our key growth strategies of expanding our store base and increasing the productivity and profitability of our existing stores, we may experience problems relating to our growth, which may prevent any significant increase in profitability or negatively impact our cash flow. For example:

- The costs of opening and operating new stores may offset the increased sales generated by the additional stores;
- The opening of additional stores in an existing market could reduce net sales from existing stores in that market;
- The opening of stores in new geographic markets may present competitive and merchandising challenges that are different than those we face in our existing geographic markets;
- The closing or relocation of under-performing stores may result in us retaining liability for expensive leases;
- Our growth may outpace our ability to expand, upgrade and improve our administrative, operational and management systems, controls and resources;
- We may be unable to hire and train sufficient qualified managers and other store personnel;

- Our suppliers may be unable to meet our increased demand for merchandise as a result of the additional stores and increased productivity of our existing stores; and
- We may be unable to expand our existing distribution capabilities, or employ third-party distribution services on a cost-effective basis, to provide sufficient merchandise for sale by our new stores.

A weak fourth quarter would have a material adverse effect on our operating results for the year.

Our business is affected by the seasonality pattern common to most retailers. Due to the importance of our peak selling season, which includes Fall/Halloween, Thanksgiving and Christmas, the fourth quarter has historically contributed, and is expected to continue to contribute, a significant portion of our net income for the entire year. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expense both prior to and during the fourth quarter. These expenses may include acquisition of additional inventory, advertising, in-store promotions, seasonal staffing needs and other similar items. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year.

Our quarterly results fluctuate due to a variety of factors and are not a meaningful indicator of future performance.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future depending upon a variety of factors, including, among other things:

- the mix of merchandise sold,
- the timing and level of markdowns,
- promotional events,
- adverse weather conditions,
- store openings and closings,
- remodels or relocations of our stores,
- length and timing of the holiday seasons,
- competitive factors, and
- general economic and political conditions.

We believe that period-to-period comparisons of past operating results cannot be relied upon as indicators of future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

Our success depends on key personnel whom we may not be able to retain or hire.

We are currently dependent upon the continued services, ability and experience of our senior management team, particularly John E. ("Jack") Parker, our Chief Executive Officer, and Lawrence H. Fine, our President and Chief Operating Officer. The loss of the services of Mr. Parker or Mr. Fine or other members of senior management could have a material adverse effect on us. We do not maintain any key man life insurance on any members of our senior management team. Our success in the future will also be dependent upon our ability to attract and retain other qualified personnel, including store managers.

We face an extremely competitive retail business market.

The arts and crafts retailing business is highly competitive. We currently compete against a diverse group of retailers, including multi-store arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors, hardware stores and a variety of other retailers. Almost all of our stores face aggressive competition in their market area from one or more of our major competitors. In addition, alternative methods of selling crafts, such as over the Internet or direct marketing, could result in additional future competitors and increased price competition because our customers could more readily comparison shop. Some of our competitors, particularly the mass merchandisers and national arts and crafts chains, have substantially greater financial resources and operate more stores than we do. We also compete with these and other retailers for customers, suitable retail locations, suppliers and qualified employees and management personnel. Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales and hiring practices, exclusive relationships with key suppliers and manufacturers and other matters. As a result, increased competition may adversely affect our future financial performance, and we cannot assure you that we will be able to compete effectively in the future.

We may not be able to successfully anticipate changes in merchandise trends and consumer demands and our failure to do so may lead to loss of sales and the closing of under-performing stores.

Our success depends, in large part, on our ability to anticipate and respond in a timely manner to changing merchandise trends and consumer demand. Accordingly, any delay or failure by us in identifying and correctly responding to changing merchandise trends and consumer demand could adversely affect consumer acceptance of the merchandise in our stores. In addition, we make decisions regarding merchandise well in advance of each of the seasons in which such merchandise will be sold. Significant deviations from projected demand for merchandise would have a material adverse effect on our results of operations and financial condition, either from lost sales due to insufficient inventory or lower margins due to the need to mark down excess inventory.

A material decline in sales and other adverse conditions resulting from our failure to accurately anticipate changes in merchandise trends and consumer demands may require us to close under-performing stores. Closing stores would subject us to additional costs including, but not limited to, taking reserves on impaired assets, loss of customer goodwill and costs associated with outstanding lease obligations.

Because of our small store base adverse events could have a greater impact on us than if we had a larger store base.

As of December 31, 2004, we operated a chain of 96 stores. The results achieved to date by our relatively small store base may not be indicative of the results of the larger number of stores which we intend to operate in existing and new geographic markets. Because our current and planned stores are located in the eastern United States, the effect on us of adverse events in this region (such as weather or unfavorable regional economic conditions) may be greater than if our stores were more geographically dispersed. Because overhead costs are spread over a smaller store base, increases in our general and administrative expenses could affect our profitability more negatively than if we had a larger store base. Due to our relatively small store base, one or more unsuccessful new stores, or a decline in sales at an existing store, will have a more significant effect on our results of operations than would be the case if we had a larger store base.

A disruption in the operations of our distribution center could have a material adverse effect on our financial condition and results of operations.

Our distribution center in suburban Philadelphia handles 35% of the merchandise sold in our stores. Our distribution center, and thus our distribution operations, are vulnerable to damage or interruption from fire, flood, power loss, break-ins and similar events. We have no formal disaster recovery plan. The occurrence of unanticipated problems at our distribution center, all of which may not be covered by insurance, could cause interruptions or delays in our business which would have a material adverse effect on our financial condition and results of operations.

We depend on a number of key vendors to supply our merchandise, and the loss of any one of our key vendors may result in a loss of sales and significantly harm our operating results.

Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. Although we have many sources of merchandise, SBAR'S, our largest supplier of merchandise, accounted for approximately 21% of the aggregate dollar volume of our purchases in 2004. We depend on SBAR'S to provide us with low-cost merchandise that would be less efficient for us to obtain directly from other vendors or manufacturers. Our future success is dependent upon our ability to maintain a good relationship with SBAR'S and our other principal suppliers. We do not have any long-term purchase agreements or other contractual assurances of continued supply, pricing or access to new products, and any vendor or distributor could discontinue selling to us at any time. We may not be able to acquire desired merchandise in sufficient quantities or on terms acceptable to us in the future, or be able to develop relationships with new vendors to replace discontinued vendors. Our inability to acquire suitable merchandise in the future or the loss of one or more key vendors and our failure to replace any one or more of them may have a material adverse effect on our business, results of operations and financial condition. Our smaller vendors generally have limited resources, production capacities and operating histories, and some of our vendors have limited the distribution of their merchandise in the past. These vendors may be susceptible to cash flow problems, downturns in economic conditions, production difficulties, quality control issues and difficulty delivering agreed-upon quantities on schedule. We also cannot assure you that we would be able, if necessary, to return product to these vendors and obtain refunds of our purchase price or obtain reimbursement or indemnification from any of our vendors if their products prove defective.

We face risks associated with sourcing and obtaining merchandise from foreign sources.

We have in recent years placed increased emphasis on obtaining floral and seasonal items from overseas vendors, with approximately 8% of all of our merchandise being purchased directly by us from overseas vendors in 2004. In addition, many of our domestic suppliers purchase a portion of their merchandise from foreign sources. Our future success will depend in large measure upon our ability to maintain our existing foreign supplier relationships and to develop new ones. While we rely on our long-term relationships with our foreign vendors, we have no long-term contracts with them. In addition, virtually all of the merchandise which we purchase from foreign sources is manufactured in the People's Republic of China. Since adoption of an "open-door policy" in 1978, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. We cannot assure you, however, that China will continue to pursue these policies. Many of our imported products are subject to duties, tariffs and quotas that may limit the quantity of some types of goods which we may import into the United States. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things:

- changes in import duties, tariffs and quotas,
- loss of "most favored nation" trading status by the United States in relation to a particular foreign country, including the People's Republic of China,
- work stoppages,
- delays in shipments,
- revaluation of the Chinese currency,
- freight cost increases,
- economic uncertainties, including inflation,
- foreign government political unrest, and
- trade restrictions, including the United States retaliating against protectionist foreign trade practices.

If any of these or other factors were to render the conduct of business in particular countries undesirable or impractical, our financial condition and results of operations could be materially and adversely affected because we would have difficulty sourcing the merchandise we need to remain competitive. An interruption or delay in supply from our foreign sources, or the imposition of additional duties, taxes or other charges on these imports could have a material adverse effect on our business, financial condition and results of operations unless and until alternative supply arrangements are secured. Products from alternative sources may be of lesser quality and/or more expensive than those we currently purchase, resulting in a loss of sales to us.

We face risks relating to inventory.

We depend upon our in-store department managers to reorder the majority of our merchandise. The failure of these department managers to accurately respond to inventory requirements could adversely affect consumer acceptance of the merchandise in our stores and negatively impact sales which could have a material adverse effect on our results of operations and financial condition. If we misjudge the market, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our operating results and cash flow. Conversely, shortages of key items could have a material adverse impact on our operating results. In addition, we conduct a physical inventory in our stores once a year, and quarterly results are based on an estimated gross margin and accrual for estimated inventory shrinkage.

Our management information systems may prove inadequate.

We depend on our management information systems for many aspects of our business. Some of our key software has been developed by our own programmers and this software may not be easily integrated with other software and systems. Our business will be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand upon our systems, particularly in light of our intention to significantly increase the number of stores that we operate.

Our two largest shareholders have substantial influence over matters requiring a shareholder vote.

Our two largest shareholders own approximately 24% of our outstanding common stock. These shareholders, therefore, have the ability to exert significant influence over our board of directors and the outcome of shareholder votes.

An increase in the cost of fuel oil and oil-based products could impact our earnings and margins.

Prices for oil have fluctuated dramatically in the past and have risen in recent months as a result of disruptions in oil producing countries. These fluctuations impact our distribution costs and the distribution costs of our vendors. If the price of fuel oil continues to increase, our distribution costs will increase, which could impact our earnings. In addition, many of the products we sell, such as paints, are oil-based. If the price of oil continues to increase, the price of the oil-based products we purchase and sell may increase, which could impact our margins.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations, including, among other things, causing delays or losses in the delivery of merchandise to us and decreased sales of the products we carry. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a deepening of any economic recession in the United States or abroad. These events could also temporarily increase demand for our products as consumers respond by traveling less and engaging in home-based leisure activities which could contribute to a temporary increase in our sales which may not be sustainable. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Position
John E. ("Jack") Parker	63	Chief Executive Officer and Director
Lawrence H. Fine	51	President, Chief Operating Officer and Director
Patricia A. Parker	62	Executive Vice President, Merchandising
Leslie H. Gordon	61	Executive Vice President and Chief Financial Officer
Janet Parker	42	Executive Vice President, Merchandising and Marketing
Jeffrey C. Gerstel	40	Executive Vice President, Store Operations

Mr. Parker, our co-founder, has been Chief Executive Officer and a director since our inception and was our President from inception until June 2001. From 1959 to 1984, Mr. Parker worked for the F.W. Woolworth Company, a general merchandise retailer, in various management positions, most recently as President and Chief Executive Officer of the United States General Merchandise Group where he was responsible for more than 1,000 stores, including the entire domestic chain of Woolworth retail stores. Mr. Parker is the husband of Patricia A. Parker and the father of Janet Parker.

Mr. Fine has served as our President since June 2001 and our Chief Operating Officer since February 2003. Mr. Fine was elected as a director in August 2002. Previously Mr. Fine was Executive Vice President – General Merchandise Manager for arts and crafts retailer Michaels Stores, Inc., a position he held since December 1996. From 1995 until joining Michaels in December 1996, he was Senior Vice President of Merchandising for Party City Corp., a specialty retailer of party merchandise. Prior to joining Party City, Mr. Fine held a variety of merchandising positions with the Jamesway Corporation, a retail mass-merchandiser, for nearly 16 years.

Ms. Patricia Parker has served as our Executive Vice President, Merchandising since September 1990. From 1985 to 1990, she served as our Vice President. Ms. Parker is responsible for purchasing all of our floral and seasonal merchandise and our import purchasing program. Ms. Parker served as a director of the Company until August 2002. Ms. Parker is the wife of Jack Parker and the mother of Janet Parker.

Mr. Gordon has served as our Executive Vice President and Chief Financial Officer since February 1999. From March 1996 to January 1999, Mr. Gordon served as our Senior Vice President, Treasurer and Chief Financial Officer. From 1992 to 1995, Mr. Gordon was Senior Vice President, Finance of C & J Clark America, Inc., a shoe manufacturer, wholesaler and retailer. From 1986 to 1992, Mr. Gordon served as Senior Vice President, Finance, of SILO, Inc., an electronics retailer.

Ms. Janet Parker has served as our Executive Vice President, Merchandising and Marketing since February 2003. From 2001 to January 2003 Ms. Parker served as Senior Vice President, Merchandising and Marketing and from 1994 to 2001 Ms. Parker served as Senior Vice President, Merchandising. From 1990 to 1994, Ms. Parker served as our Vice President of Administration and from 1985 to 1990, she served as our Accounting Manager. Ms. Parker is the daughter of Jack and Patricia A. Parker.

Mr. Gerstel has been Executive Vice President, Store Operations since January 2005. Previously Mr. Gerstel was President/Chief Operating Officer for fabrics and crafts retailer Rag Shops, Inc., a position he held since 2001. From 1999 until joining Rag Shops in 2001, he was Chief Operating Officer for The Parts Plus Group, Inc., a distributor/retailer of automotive replacement parts, and from 1997 to 1999 he was their Chief Financial Officer. Prior to joining The Parts Plus Group, Mr. Gerstel held a variety of financial and operating positions with Family Bargain Corporation, an off-price apparel retailer, for seven years.

ITEM 2. PROPERTIES.

As of December 31, 2004, we operated 96 stores in 17 states, all of which are leased and located within an 800 mile radius of our suburban Philadelphia distribution center. The number of our stores located in each state and the city in which each store is located is shown in the following table:

Alabama (2)
Birmingham
Montgomery

Connecticut (4)
Manchester
New London
Orange
Plainville

Delaware (2)
Dover
Wilmington

Georgia (1)
Columbus

Maine (1)
Portland

Maryland (7)
Bowie
Frederick
Glen Burnie
Hagerstown
Rockville
Waldorf
White Marsh

Massachusetts (9)
Bellingham
Brockton
Danvers
Framingham
Holyoke
Hyannis
North Dartmouth
Woburn
Worcester

New Hampshire (2)
Nashua
Salem

New Jersey (12)
Brick Town
Clifton
Deptford
East Brunswick
English Creek
Hamilton
Linden
Moorestown
Paramus
Parsippany
Shrewsbury
Watchung

New York (17)
Amherst
Binghamton
Carle Place
DeWitt
Hamburg
Hauppauge
Holbrook
Ithaca
Latham
Middletown
Nanuet
Plainedge
Poughkeepsie
Saratoga Springs
Syracuse
Utica
Yorktown Heights

North Carolina (10)
Ashville
Cary
Concord
Durham
Fayetteville
Greensboro
Hickory
Raleigh
Wilmington
Winston-Salem

Pennsylvania (18)
Allentown
Altoona
Bensalem
Broomall
Erie
Exton
Hanover
Harrisburg
Lancaster
Langhorne
Mechanicsburg
Montgomeryville
Muncy
Philadelphia
Reading
Scranton
Stroudsburg
Wilkes Barre

Rhode Island (1)
Warwick

South Carolina (3)
Columbia
Greenville
N. Charleston

Tennessee (1)
Knoxville

Virginia (4)
Fairfax
Falls Church
Manassas
Virginia Beach

West Virginia (2)
Clarksburg
Huntington

Most store leases have an average initial term of 10 years, with two five-year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. Rent escalations are amortized over the initial lease term commencing on the date we take possession. The pro rata portion of scheduled rent escalations has been included in other long-term liabilities in our balance sheet.

We select store sites on the basis of various factors, including physical location, demographics, anchor and other tenants, location within the center, parking and available lease terms. We look for co-tenants that generate a high rate of shopping traffic, such as specialty value-oriented women's retailers, leading chain supermarkets, discount chains, home improvement centers, book stores and domestics stores. We believe our stores are attractive to developers because they attract high rates of customer traffic and generate above average net sales per square foot.

In the third quarter of 2004 we moved into our new distribution center and office complex. This facility contains 710,000 square feet for distribution and warehousing plus 60,000 square feet of office space. This state of the art facility is positioned to handle the future expansion of the company and will enable us to more effectively service all of our existing locations and a total of approximately 175 store locations located within reach of the new facility. The new facility includes an automated picking and sortation system which will enable us to achieve significant increases in labor productivity. The total cost of this facility was $45.0 million.

The lease on our previous distribution facility of 253,000 square feet expires at the end of March 2005.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we are involved in litigation arising in the ordinary course of our business. None of the pending litigation, in the opinion of management, is likely to have a materially adverse effect on our results of operations or financial condition. We maintain general liability insurance in amounts deemed adequate by management.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of 2004, through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is quoted on the Nasdaq National Market and trades under the symbol "ACMR." The following table sets forth the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
Year Ended December 31, 2004		
First Quarter	$ 27.00	$ 18.15
Second Quarter	29.53	23.27
Third Quarter	27.76	19.97
Fourth Quarter	31.37	23.06
Year Ended December 31, 2003		
First Quarter	$ 15.15	$ 9.95
Second Quarter	20.47	13.52
Third Quarter	27.83	19.15
Fourth Quarter	26.10	18.26

The number of record holders of our common stock as of March 10, 2005 was approximately 104.

Since becoming a public company we have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future.

See Part III, Item 12 for a description of our equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data are derived from the consolidated financial statements of A.C. Moore Arts & Crafts, Inc. and have been restated to reflect adjustments to the originally filed financial statements. These restatements are discussed in "Note 2. Restatement of Financial Statements" under Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this Form 10-K. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the section "Cautionary Statement Relating to Forward-Looking Statements" and the Company's Consolidated Financial Statements and Notes thereto.

	Year Ended December 31,				
	2004	2003 as restated	2002 as restated	2001 as restated (5)	2000 as restated (5)
Statement of Income Data:					
Net sales	$497,626	$433,928	$393,392	$332,413	$262,057
Gross margin (1)	197,754	161,894	148,791	124,098	96,207
Selling, general and administrative expenses (1)	166,485	131,890	122,984	105,383	83,478
Store pre-opening expenses	4,036	2,842	2,884	3,308	2,187
Income from operations	27,233	27,162	22,923	15,407	10,542
Net income	16,848	17,034	14,208	9,060	6,420
Net income per share, diluted (2)	$ 0.84	$ 0.86	$ 0.75	$ 0.58	$ 0.43
Weighted average shares outstanding, diluted (2)	20,012	19,729	18,828	15,505	14,888
Balance Sheet Data (as of):					
Working capital	$150,414	$112,751	$123,811	$ 56,422	$ 47,168
Total assets	304,112	235,163	198,559	124,354	107,599
Total debt	29,357	504	1,846	3,174	1,201
Shareholders' equity	186,215	165,259	142,856	72,801	63,202
Other Data:					
Cash flows from operating activities	$ 18,495	$ 23,227	$ 9,656	$ 7,141	$ 6,864
Number of stores open at end of period	96	81	71	61	50
Net sales per total square foot (3)	$ 256	$ 260	$ 272	$ 273	$ 271
Average net sales per store (000's) (3)	$ 5,802	$ 5,839	$ 6,064	$ 6,070	$ 5,919
Comparable store sales increase (4)	4%	2%	5%	8%	3%

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(1) For all vendor contracts entered into or modified after December 31, 2002, the Company has adopted the Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor. EITF 02-16 addresses the accounting for cash consideration received by a customer from a vendor (e.g., slotting fees, cooperative advertising payments, buydowns) and rebates or refunds from a vendor that is payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. The change in accounting means that vendor monies which support the Company's advertising programs are now being recorded as a reduction in the cost of inventory, and are recognized as a reduction of cost of goods sold when the inventory is sold. Previously, they were accounted for as an offset to advertising costs. This accounting change results in a timing difference as to when these monies are recognized in the Company's income statement. The adoption of EITF 02-16 reduced the Company's 2004 net income by $3.4 million or $0.17 per share. The change increased gross margin by $11.9 million, increased selling, general and administrative costs by $17.4 million, and decreased inventory by $5.5 million.

(2) All share and per share data reflect the two-for-one stock split paid July 31, 2002.

(3) Includes only stores open during the entire period.

(4) Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.

(5)

	2001 Data			2000 Data		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Selling, general and administrative expenses	$105,447	$(64)	$105,383	$83,516	$(38)	$83,478
Pre-opening expenses	2,518	790	3,308	1,928	259	2,187
Income from operations	16,133	(726)	15,407	10,763	(221)	10,542
Net income	9,507	(447)	9,060	6,557	(137)	6,420
Net income per share, diluted	*0.61*	*(0.03)*	*0.58*	*0.44*	*(0.01)*	*0.43*
Total assets	123,811	543	124,354	107,392	207	107,599
Shareholders' equity	73,727	(926)	72,801	63,681	(479)	63,202
Cash flows from operating activities	6,768	373	7,141	6,709	155	6,864

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Restatement of Financial Statements

We have determined that our method of accounting for leasehold improvements funded by landlord incentives or allowances (tenant improvement allowances) and our method of accounting for rent holidays were not in accordance with accounting principles generally accepted in the United States of America. As a result, we have restated our consolidated financial statements for each of the years ended December 31, 2003 and 2002 in this annual report on Form 10-K.

We have historically accounted for tenant improvement allowances as a reduction of the property, plant and equipment account on our balance sheet, amortized the allowances as a reduction to depreciation expense in our income statement and reflected the cash received within investing activities in our statement of cash flows. FASB Technical Bulletin 88-1 ("FTB 88-1"), "Issues Relating to Accounting for Leases," requires these allowances to be recorded as deferred rent liabilities on the consolidated balance sheets and amortized as a reduction to rent expense on the income statement. In addition, the cash received by us should have been recorded as a component of operating activities on our consolidated statements of cash flows. Depreciation of the leasehold improvement begins effective with the opening of the store as we have accounted for it in the past. However, amortization of the landlord allowance commences on the date we have the right to control the use of the leased property, which is consistent with the recording of rent expense as described below. Previously, we had commenced amortization on the date the store was opened.

We have historically recognized rent holiday periods on a straight-line basis over the lease term commencing with the opening date for each store. The period during which the store was being fixtured and stocked with merchandise was excluded from the straight-line rent schedule. FASB Technical Bulletin 85-3 ("FTB 85-3"), "Accounting for Operating Leases with Scheduled Rent Increases," states that rent holidays should be recognized on a straight-line basis over the lease term, which commences on the date we have the right to control the use of the leased property. For us, this is generally one to three months prior to a store opening date. The amount of rent expensed prior to store opening will be included in "Pre-opening expenses" on our consolidated statements of income.

The effect of these adjustments is a reduction to retained earnings of $926,000, net of tax, as of January 1, 2002 and decreases to net income of $249,000 or $0.02 per share, and $277,000 or $0.02 per share, in 2003 and 2002, respectively.

See Note 2 to Consolidated Financial Statements of this annual report on Form 10-K for a summary of the effects of these changes on our consolidated balance sheet as of December 31, 2003, as well as on our consolidated statements of income, changes in shareholders' equity and cash flows for 2003 and 2002. The discussion contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" gives effect to these corrections.

Overview

We are a rapidly growing specialty retailer offering a vast selection of arts, crafts and floral merchandise to a broad demographic of consumers. Our target customers are primarily women between the ages of 25 and 55 who are looking for ideas to decorate their homes, create handmade items, or otherwise engage in arts and crafts activities. We have grown from 17 stores in January 1997 to 96 stores in December 2004. Our stores are located in the eastern United States from Maine to Alabama.

We established our first store in Moorestown, New Jersey in 1984 and grew to five stores by the end of 1993. We added a total of 12 additional stores in 1994 and 1995. In 1995, we began implementing an aggressive expansion plan and built our infrastructure to position us for that growth. By the end of 1996, we had recruited experienced senior retail executives in the areas of operations, merchandising and finance, and made key additions and changes in other areas such as buying, information systems, human resources and real estate. From 1997 through 2004 we continued to strengthen and expand our management team, including the addition of Lawrence H. Fine as our President in June 2001.

We continued to develop our operating systems including a point of sale system, a radio frequency re-order system, a real time merchandise information and control system, a warehouse management system and an automated ordering system using EDI (electronic data interchange) to link us electronically with most of our vendors. We also implemented updated general ledger and payroll systems.

In 1997, we received financing for our growth through an initial public offering of our common stock with net proceeds, after the payment of outstanding debt, of approximately $16.0 million. We received an additional $52.1 million from the sale of shares in March 2002.

Our expansion plans continued as we opened 33 new stores in the period 2000 to 2002, 10 new stores in 2003 and 15 new stores in 2004. In 2002 we closed two stores; one was destroyed by fire and the other was in an area which had negative demographic changes and the lease had expired. During the next two years, we intend to increase our store base by approximately 15% to 20% per year, all within the reach of our suburban Philadelphia distribution center, an area encompassing approximately 50% of the U.S. population. We believe we can operate at least 175 stores in this area without significantly diluting sales in our existing stores. To accommodate this growth, we constructed a new distribution center which opened in the third quarter of 2004. The new distribution center is 710,000 square feet plus 60,000 square feet of office space.

Starting in 2004, vendor monies which support our advertising programs are recorded as a reduction in the cost of inventory, and are recognized as a reduction to cost of goods sold when the inventory is sold. Previously, they were accounted for as an offset to advertising costs. This accounting change results in a timing difference as to when these monies are recognized in our income statement. In 2004, this accounting change resulted in a reduction in our net income by $3.4 million, or $0.17 per share. For the year, the change increased gross margin by $11.9 million, increased selling general and administrative costs by $17.4 million and decreased inventory by $5.5 million. In 2003 we recorded vendor advertising support as a reduction of selling general and administrative expenses in the amount of $13.6 million.

Our sales for the year ended December 31, 2004 were $497.6 million, an increase of 14.7% over 2003 sales of $433.9 million. Same store sales increased 4%. Net income for the year 2004 decreased by 1.1% to $16.8 million or $0.84 per fully-diluted share after the impact of an accounting change for vendor monies which support our advertising programs. In 2003, our net income was $17.0 million or $0.86 per fully-diluted share.

On July 27, 2004, a section of the roof on our Blackwood, New Jersey warehouse and corporate headquarters facility collapsed. The facility employed over 150 team members, none of whom were injured in the incident. At the time of the incident, we had been in the process of moving into our new distribution center in Winslow Township, New Jersey. The move of the offices was expedited and completed on August 4, 2004.

The roof collapse in our then existing distribution center was a major disruption to our business. We lost the ability to ship any merchandise from our warehouses for one week. During the next seven weeks, over $7.0 million in merchandise at cost was unavailable to be shipped to the stores as we had to relocate the merchandise to the new distribution center and ensure that the merchandise was salable.

The effort of recovering from the roof collapse resulted in delaying our ability to bring our new facility up to the level of operation that we had anticipated. We did not ship merchandise to stores in our customary manner. We lost over $800,000 of imported fall ribbon, flags, fall seasonal and basic floral merchandise that could not be replaced domestically. As we could not ensure merchandise availability, we reduced two key promotions in August and September of 2004. We estimate the unavailability of merchandise and the reduction in promotional events negatively impacted third quarter sales in excess of $4.0 million. The events surrounding the roof collapse also required us to add to staff and delayed our ability to achieve the productivity we anticipated in the new facility in the fourth quarter of 2004.

We insure our warehouse inventory at selling value and therefore anticipate collection on our insurance claim at amounts which cover our lost profits. Included in our results is an estimate of the insurance claim recovery for lost merchandise and other expenses related to the roof collapse at its retail value of $3.3 million, which exceeds carrying value by $1.3 million. This $1.3 million was recorded as a reduction in the cost of goods sold during the third quarter of 2004.

Our success depends, in large part, on our ability to anticipate and respond in a timely manner to changing merchandise trends and consumer demands. Accordingly, any delay or failure by us in identifying and correctly responding to changing merchandise trends and consumer demand could adversely affect consumer acceptance of the merchandise in our stores. In addition, we make decisions regarding merchandise well in advance of each of the seasons in which such merchandise will be sold. Significant deviations from projected demand for merchandise would have a material adverse effect on our results of operations and financial condition, either from lost sales due to insufficient inventory or lower margins due to the need to mark down excess inventory.

In addition, our success depends on our ability to locate and open new store locations. We plan to open 15 new stores in 2005. We expect to open two stores in the second quarter and the remainder split between quarters three and four. We will also relocate one store.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), *Share-Based Payment (FAS 123(R))*. FAS 123(R) revised FASB Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for periods beginning after June 15, 2005.

Previously, in complying with FAS 123, we disclosed the value of stock options granted and its pro forma impact on our net income in a footnote to our financial statements. We are currently considering which transition method we expect to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in our footnotes provide the impact on pro forma net income for past financial statements. The impact of the adoption of FAS 123(R) on future financial statements is expected to be material.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

	Year Ended December 31,		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.3	62.7	62.2
Gross margin	39.7	37.3	37.8
Selling, general and administrative expenses	33.4	30.4	31.3
Store pre-opening expenses	0.8	0.6	0.7
Income from operations	5.5	6.3	5.8
Interest expense (income), net	(0.0)	(0.1)	(0.1)
Income before income taxes	5.5	6.4	5.9
Provision for income taxes	2.1	2.5	2.3
Net income	3.4%	3.9%	3.6%

2004 Compared to 2003

Net Sales. Net sales increased $63.7 million, or 14.7%, to $497.6 million in 2004 from $433.9 million in 2003. This increase resulted from (i) net sales of $27.7 million from 15 new stores opened in 2004, (ii) net sales of $20.0 million from stores opened in 2003 not included in the comparable store base, and (iii) a comparable store sales increase of $16.0 million, or 4%. Sales benefited from positive weather conditions in the first and fourth quarters but were negatively impacted by weather conditions in the second quarter compared with the comparable periods in 2003. Sales in the third quarter were impacted by the roof collapse. For the year, customer transactions in comparable stores increased by 2% compared with 2003 and the average sale increased 2%. Sales growth was strongest in our scrapbooking, yarn, basic crafts, wedding and jewelry making categories. Stores are added to the comparable store base at the beginning of the fourteenth full month of operation.

Gross Margin. Gross margin is net sales minus the cost of merchandise which includes purchasing and receiving costs, inbound freight, duties related to import purchases, internal transfer costs and warehousing costs. Gross margin as a percent of net sales increased 2.4% in 2004, to 39.7% from 37.3% in 2003. The impact of the change in accounting for cash consideration received from vendors increased gross margin by $11.9 million, or an increase of 2.4% of sales. An additional 0.2% is attributable to an estimated $0.9 million of insurance proceeds in excess of cost from the insurance claim associated with the roof collapse in our former warehouse in 2004 as compared with proceeds from an insurance claim from the fire in a warehouse in 2003. Fewer sales at promotional prices and the mix of merchandise sold increased margins by 0.1%. Additional distribution costs associated with the move to our new distribution center and a loss of productivity due to the events surrounding the roof collapse reduced our gross margin by 0.3%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include (i) direct store level expenses, including rent and related operating costs, payroll, advertising, depreciations and other direct costs, and (ii) corporate level costs not directly associated with or allocable to cost of sales including executive salaries, accounting and finance, corporate information systems, office facilities and other expenses.

Selling, general and administrative expenses, as a percent of net sales, increased 3.0% in 2004, to 33.4% from 30.4% in 2003. The impact of the change in accounting for vendor monies received to support our advertising programs increased expenses by $17.4 million, which represents 3.5% of this increase. As a percent of net sales, store expense decreased by 0.3% and corporate office costs decreased by 0.2% as both costs were leveraged over the larger sales base. The decrease in corporate office costs was achieved despite an increase of $670,000 in external fees and significant amounts of internal resources related to our compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Net Interest (Income). In 2004 we had net interest income of $163,000 compared with net interest income of $404,000 in 2003. The decrease is principally due to interest expense from our mortgages, which expense commenced in August 2004.

Store Pre-Opening Expenses. We expense store pre-opening costs as they are incurred, which would include rent holidays prior to store opening. Pre-opening expenses for the 15 new stores opened in 2004 and the two stores which were relocated during the year, amounted to $4.0 million. In 2003, we opened ten new stores and relocated one store and incurred pre-opening expenses of $2.8 million.

Income Taxes. Our effective income tax rate was 38.5% for 2004 and 38.2% for 2003.

2003 Compared to 2002

Net Sales. Net sales increased $40.5 million, or 10.3%, to $433.9 million in 2003 from $393.4 million in 2002. This increase resulted from (i) net sales of $19.4 million from ten new stores opened in 2003, (ii) net sales of $14.6 million from stores opened in 2002 which were not included in the comparable store base, and (iii) a comparable store sales increase of $6.5 million, or 2%. Sales were significantly impacted by the adverse weather conditions we experienced in the first and fourth quarters of 2003.

Gross Margin. Gross margin as a percent of net sales decreased 0.5% to 37.3% in 2003 from 37.8% in 2002. A general decline in our floral and accessories business and accelerated markdowns to clear seasonal inventory after major snow storms in the first and fourth quarters of 2003 accounted for 0.5% of the decrease and an industry wide increase in domestic and international freight costs accounted for 0.1% of the decrease. Net insurance proceeds of retail value over cost resulting from an insurance claim from a fire in one of our warehouses increased our margin by 0.1%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percent of net sales, decreased 0.9% in 2003 to 30.4% from 31.3% in 2002. A relative reduction of corporate office expenses accounted for 0.5% of the decrease, additional vendor co-operative advertising funds accounted for 0.5% of the decrease and there was a decrease of 0.1% as the result of a) the proceeds in excess of costs resulting from an insurance claim for a fire which destroyed one of our stores and b) the costs relating to the early termination of a lease on a store which we relocated. Other store expenses, principally store occupancy costs, increased by 0.2% of sales.

Store Pre-Opening Expenses. Pre-opening expenses for the 10 new stores opened in 2003 and one store which was relocated during the year, amounted to $2.8 million. In 2002, we opened twelve new stores and incurred pre-opening expenses of $2.9 million.

Net Interest (Income). In 2003 we had net interest income of $404,000 compared with net interest income of $473,000 in 2002.

Income Taxes. Our effective income tax rate was 38.2% for 2003 and 39.3% for 2002. In 2002, we provided additional state taxes due to changes in state tax laws which impacted 2002 and prior years.

Quarterly Results and Seasonality

The following table sets forth our unaudited quarterly operating results for our eight most recent quarterly periods, restated for our corrections to properly account for tenant improvement allowances and rent holidays (see Note 2 to Consolidated Financial Statements), and the number of stores open at the end of each period (dollars in thousands, except share and store data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$111,469	$101,194	$107,713	$177,250
Gross margin	41,930	39,342	43,703	72,779
Income from operations (as previously reported)	1,838	486	1,617	
Income from operations (as restated, see Note 2)	1,878	421	1,420	23,514
Net income (as previously reported)	1,204	375	986	
Net income (as restated, see Note 2)	1,228	335	865	14,420
Net income per share, diluted (as previously reported)	$ 0.06	$ 0.02	$ 0.05	
Net income per share, diluted (as restated, see Note 2)	$ 0.06	$ 0.02	$ 0.04	$ 0.72
Diluted average shares outstanding	20,043	20,108	20,114	20,167
Number of stores open at end of period	84	84	91	96
Comparable store sales increase (decrease)	9.4%	(1.0%)	0.3%	5.6%
2003				
Net sales	$91,952	$93,686	$98,600	$149,690
Gross margin	33,535	34,793	36,613	56,953
Income from operations (as previously reported)	571	1,583	1,950	23,506
Income from operations (as restated, see Note 2)	601	1,532	1,764	23,265
Net income (as previously reported)	420	1,051	1,262	14,578
Net income (as restated, see Note 2)	438	1,019	1,148	14,429
Net income per share, diluted (as previously reported)	$ 0.02	$ 0.05	$ 0.06	$ 0.73
Net income per share, diluted (as restated, see Note 2)	$ 0.02	$ 0.05	$ 0.06	$ 0.72
Diluted average shares outstanding	19,603	19,762	19,980	20,011
Number of stores open at end of period	73	74	78	81
Comparable store sales increase (decrease)	(2.0%)	4.0%	2.0%	3.0%

Due to the importance of our peak selling season, which includes Fall/Halloween, Thanksgiving and Christmas, the fourth quarter has historically contributed, and is expected to continue to contribute, a significant portion of our profitability for the entire year. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year.

Our quarterly results of operations also may fluctuate based upon such factors as the length of holiday seasons, the date on which holidays fall, the number and timing of new store openings, the amount of store pre-opening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the amount of sales returns, the timing and level of markdowns and other competitive factors.

Liquidity and Capital Resources

Our cash is used primarily for working capital to support our inventory requirements and fixtures and equipment, pre-opening expenses and beginning inventory for new stores. In recent years, we have financed our operations and new store openings primarily with cash from operations, the net proceeds we received from our initial public offering in 1997 and from a secondary offering in 2002. In the first half of 2004 we borrowed $30.0 million under two mortgage agreements we have with Wachovia Bank to finance our new distribution center and corporate offices.

At December 31, 2004 and 2003, our working capital was $150.4 million and $112.8 million, respectively. During 2004, 2003 and 2002, cash of $18.5 million, $23.2 million and $9.7 million was generated by operations, respectively. In these three periods, $21.3 million, $19.0 million and $16.8 million of cash, respectively, was used to increase inventory levels to support both new and existing stores. In these periods, part of the inventory increase was financed through increases in accounts payable of $14.5 million, $9.8 million and $2.6 million, respectively. We also had the tax benefit from our executives exercising stock options in the amount of $2.3 million in 2004 and $2.7 million in 2003.

Net cash used in investing activities during 2004, 2003 and 2002 was $ 44.4 million, $42.5 million and $11.2 million, respectively. In 2004 this use of cash was for capital expenditures of $41.0 million. We spent $27.0 million for the construction of our new distribution center, $11.1 million for new stores and the remainder for remodeling existing stores and upgrading systems. The total cost of the new distribution center was $45.0 million, including capitalized interest of $202,000. In 2003 and 2002, cash used in investing activities was for capital expenditures including $16.6 million for land and the construction of our distribution center, new stores, remodeling existing stores, upgrading systems and warehouse equipment. In 2005, we expect to spend approximately $17.5 million on capital expenditures, which includes $10.5 million for new store openings, and the remainder for remodeling existing stores, upgrading systems in existing stores, warehouse equipment and corporate systems development.

On October 28, 2003 we signed two mortgage agreements with Wachovia Bank relating to the new distribution center and corporate offices. The mortgages, totaling $30.0 million of which $29.4 million was outstanding at December 31, 2004, are secured by land, building, and equipment. Of the $30.0 million, $22.5 million is repayable over 15 years and $7.5 million is repayable over 7 years. Monthly payments totaling $214,000 started in October 2004. The mortgages bear interest at rates that will vary between LIBOR plus 85 basis points and LIBOR plus 135 basis points, depending on the debt service coverage ratio and the length of the mortgage payment. We have the option of fixing the interest rate at any time. The mortgages contain covenants that, among other things, restrict our ability to incur additional indebtedness or guarantee obligations in excess of $8.0 million, engage in mergers or consolidations, dispose of assets, make acquisitions requiring a cash outlay in excess of $10.0 million, make loans or advances in excess of $1.0 million, or change the nature of our business. We are restricted in capital expenditures, paying dividends and making other distributions unless certain financial covenants are maintained including those relating to tangible net worth, funded debt and a current ratio. The mortgages also define various events of default, including cross default provisions, defaults for any material judgments or a change in control. At December 31, 2004, we were in compliance with these agreements.

We currently have a $25.0 million line of credit agreement with Wachovia Bank, which expires on May 1, 2006. Borrowing under this line will bear interest at LIBOR plus 95 basis points and is subject to the same covenants as the mortgages described above. As of December 31, 2004, there were no borrowings outstanding under this agreement.

In the year ended December 31, 2002, net cash provided by financing activities was principally the $52.1 million proceeds from our sale of shares in March 2002.

We believe the cash generated from operations during the year and available borrowings under our line of credit agreement with Wachovia Bank will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months.

We lease our retail stores and some vehicles under noncancelable operating leases. The lease for our previous corporate headquarters expires March 31, 2005. At December 31, 2004 our total obligations under these operating leases were $240.3 million. The following table reflects as of December 31, 2004 the payments due for the periods indicated.

	Payments Due By Period ($000)				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt	$ 29,357	$ 2,571	$ 7,713	$ 5,142	$13,931
Store Operating Leases [1]	240,345	28,672	86,393	49,481	75,799
Vehicle and Equipment Leases	1,103	320	618	164	1
Purchase Obligations [2]	204	99	105	—	—
Deferred Income Taxes [3]	—	—	—	—	—
Total Contractual Cash Obligations	$271,009	$31,662	$94,829	$54,787	$89,731

(1) Most store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalation in future minimum annual rent. Rent escalations are amortized over the initial lease term commencing on the date we take possession. The pro rata portion of scheduled rent escalations has been included in other long-term liabilities in the balance sheet.

(2) Purchase obligations include agreements for goods and services that are enforceable and legally binding on the Company and that specify all significant terms. As of December 31, 2004, such obligations include telephone services and software licenses and maintenance contracts for information technology.

(3) The amount of deferred income taxes has been excluded from the above table as the timing of any cash payment is uncertain. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding our deferred tax position.

General

On June 25, 2002, our Board of Directors approved a two-for-one stock split to shareholders of record as of the close of business on July 15, 2002. The shares were distributed on July 31, 2002.

Critical Accounting Estimates

Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements included herein. As disclosed in Note 1 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. The amounts currently estimated by us are subject to change if different assumptions as to the outcome of future events were made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting estimates encompass the more significant judgments and estimates used in preparation of the Consolidated Financial Statements.

Merchandise Inventories. We value our inventories at stores at the lower of cost or market with cost being determined using the retail inventory method. Because we do not have perpetual inventory records for inventory in our stores, we perform complete physical inventories in each of our stores at the end of each year. The actual physical count of merchandise is made principally by third-party inventory counting service firms. Warehouse inventories are determined on a first-in, first-out basis. We include as inventoriable costs certain indirect costs, such as purchasing and receiving costs, inbound freight, duties related to import purchases, internal transfer costs and warehousing costs.

Inventory valuation methods also require certain management estimates and judgments. These include estimates of net realizable value on product designated for clearance or on slow moving merchandise. Quarterly, our inventory valuation includes estimates for shrinkage, capitalized buying, warehousing and distribution costs related to inventory, and markdowns of merchandise inventories. The accuracy of our estimates can be affected by many factors, some of which are outside of our control, including changes in economic conditions and consumer buying trends. Historically, we have not experienced significant differences in our estimates of recovery compared with actual results. We believe our process results in an appropriate value of our retail inventory on hand at year-end.

Impairment of Long-Lived Assets. We periodically review long-lived assets for impairment by comparing the carrying value of assets with their estimated future undiscounted cash flows. To the extent these future estimates change, the conclusion regarding impairment may differ from our current estimates, and the loss, if any, would be recognized at that time. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends.

Income Taxes. We do business in various jurisdictions that impose income taxes. Management determines the aggregate amount of income tax expense to accrue and the amount currently payable based upon the tax statutes of each jurisdiction. This process involves adjusting income determined using generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax liabilities are reflected on our balance sheet for temporary differences that will reverse in subsequent years. If different judgments had been made, our tax expense, assets and liabilities could have been different.

Other Estimates. Management uses estimates in the determination of the required accruals for general liability, workers' compensation and health insurance. These estimates are based upon examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. Projected claims information may change in the future and may require management to revise these accruals.

We are periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each legal action. Our accruals may change in the future due to new developments in these matters.

Change in Accounting Principle

For all vendor contracts entered into or modified after December 31, 2002, we have adopted the Emerging Issues Task Force (EITF) 02-16, *Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor*. EITF 02-16 addresses the accounting for cash consideration received by a customer from a vendor (e.g., slotting fees, cooperative advertising payments, buydowns) and rebates or refunds from a vendor that is payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. The change in accounting means that vendor monies which support our advertising programs are now being recorded as a reduction in the cost of inventory, and are recognized as a reduction of cost of goods sold when the inventory is sold. Previously, they were accounted for as an offset to advertising costs. This accounting change results in a timing difference as to when these monies are recognized on our income statement.

The adoption of EITF 02-16 reduced our 2004 net income by $3.4 million or $0.17 per share. The change increased our gross margin by $11.9 million, increased our selling, general and administrative costs by $17.4 million, and decreased our inventory by $5.5 million. In 2003 we recorded vendor advertising support as a reduction of selling, general and administrative expenses in the amount of $13.6 million.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), *Share-Based Payment (FAS 123(R))*. FAS 123(R) revised FASB Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for periods beginning after June 15, 2005.

Previously, in complying with FAS 123, we disclosed the value of stock options granted and its pro forma impact on our net income in a footnote to our financial statements. We are currently considering which transition method we expect to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in our footnotes provides the impact on pro forma net income for past financial statements. The impact of the adoption of FAS 123(R) on future financial statements is expected to be material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

We invest cash balances in excess of operating requirements primarily in money market mutual funds and to a lesser extent in interest-bearing securities with maturities of less than two years. The fair value of our cash and equivalents at December 31, 2004 approximated carrying value. We had no borrowings outstanding under the line of credit at December 31, 2004. The interest rates on our mortgages fluctuate with market rates and therefore the value of these financial instruments will not be impacted by a change in interest rates. Based on the amounts existing at December 31, 2004, the impact of a hypothetical increase or decrease in interest rates of 10% compared with the rates in effect at December 31, 2004 would result in an increase or decrease in our interest expense of $98,000 annually, and an increase or decrease in our interest income of $89,000 annually.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

A.C. MOORE ARTS & CRAFTS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of A.C. Moore Arts & Crafts, Inc.:

We have completed an integrated audit of A.C. Moore Arts & Crafts, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

<u>Consolidated financial statements</u>

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of A.C. Moore Arts & Crafts, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company has restated its 2003 and 2002 financial statements in order to correct certain errors in its accounting for operating leases.

<u>Internal control over financial reporting</u>

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
March 16, 2005

A.C. MOORE ARTS & CRAFTS, INC.
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31, 2004	December 31, 2003 as restated, see Note 2
ASSETS		
Current assets:		
Cash and cash equivalents	$ 48,428	$ 43,700
Marketable securities	17,558	—
Inventories	142,832	121,493
Prepaid expenses and other current assets	7,655	2,962
Deferred taxes	2,673	—
	219,146	168,155
Non current assets:		
Marketable securities	—	14,132
Property and equipment, net	83,219	51,075
Other assets	1,747	1,801
	$ 304,112	$ 235,163
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 2,571	$ 504
Trade accounts payable	50,256	33,558
Accrued payroll and payroll taxes	3,706	4,501
Accrued expenses	8,573	10,015
Income taxes payable	3,626	6,826
	68,732	55,404
Non current liabilities:		
Long-term debt	26,786	—
Deferred taxes	8,584	3,977
Accrued lease liability	13,795	10,523
	49,165	14,500
	117,897	69,904
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value, 10,000,000 shares authorized; none issued	—	—
Common stock, no par value, 40,000,000 shares authorized; issued and outstanding 19,655,100 shares at December 31, 2004 and 19,357,541 shares at December 31, 2003	109,131	105,023
Retained earnings	77,084	60,236
	186,215	165,259
	$ 304,112	$ 235,163

The accompanying notes are an integral part of these consolidated financial statements.

A.C. MOORE ARTS & CRAFTS, INC.
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands except per share data)

	December 31, 2004	December 31, 2003 as restated, see Note 2	December 31, 2002 as restated, see Note 2
Net sales	$ 497,626	$ 433,928	$ 393,392
Cost of sales (including buying and distribution costs)	299,872	272,034	244,601
Gross margin	197,754	161,894	148,791
Selling, general and administrative expenses	166,485	131,890	122,984
Pre-opening expenses	4,036	2,842	2,884
Income from operations	27,233	27,162	22,923
Interest expense	380	92	277
Interest income	(543)	(496)	(750)
Income before income taxes	27,396	27,566	23,396
Provision for income taxes	10,548	10,532	9,188
Net income	$ 16,848	$ 17,034	$ 14,208
Basic net income per share	$ 0.86	$ 0.89	$ 0.80
Weighted average shares outstanding	19,481,623	19,112,816	17,861,897
Diluted net income per share	$ 0.84	$ 0.86	$ 0.75
Weighted average shares outstanding plus impact of stock options	20,011,503	19,729,418	18,828,130

The accompanying notes are an integral part of these consolidated financial statements.

A.C. MOORE ARTS & CRAFTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands except share data)

	Shares	Common Stock	Retained Earnings as restated, see Note 2	Total
Balance, December 31, 2001 (as previously reported)	14,932,012	$ 43,807	$ 29,920	$ 73,727
Prior year adjustment (see Note 2)	—	—	(926)	(926)
Balance, December 31, 2001 (as restated, see Note 2)	14,932,012	43,807	28,994	72,801
Net income (as restated, see Note 2)	—	—	14,208	14,208
Proceeds from the sale of common stock	3,500,000	52,125	—	52,125
Exercise of stock options	374,035	1,481	—	1,481
Compensation expense related to stock options	—	300	—	300
Tax benefit from exercise of stock options	—	1,941	—	1,941
Balance, December 31, 2002 (as restated, see Note 2)	18,806,047	99,654	43,202	142,856
Net income (as restated, see Note 2)	—	—	17,034	17,034
Exercise of stock options	551,494	2,719	—	2,719
Tax benefit from exercise of stock options	—	2,650	—	2,650
Balance, December 31, 2003 (as restated, see Note 2)	19,357,541	105,023	60,236	165,259
Net income		—	16,848	16,848
Exercise of stock options	297,559	1,805		1,805
Tax benefit from exercise of stock options	—	2,303	—	2,303
Balance, December 31, 2004	19,655,100	$109,131	$ 77,084	$186,215

The accompanying notes are an integral part of these consolidated financial statements.

A.C. MOORE ARTS & CRAFTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2004	**2003** as restated, see Note 2	**2002** as restated, see Note 2
Cash flows from operating activities:			
Net income	$ 16,848	$ 17,034	$ 14,208
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,967	7,178	6,330
Non-cash change in accrued lease liability	3,272	2,671	2,526
Compensation expense related to stock options	—	—	300
Provision for deferred income taxes, net	1,934	(371)	1,561
Changes in assets and liabilities:			
Inventories	(21,339)	(18,996)	(16,823)
Prepaid expenses and other current assets	(4,693)	(233)	(751)
Accounts payable, accrued payroll and payroll taxes and accrued expenses	14,461	9,758	2,649
Income taxes payable	(897)	6,135	682
Other	(58)	51	(1,026)
Net cash provided by operating activities	18,495	23,227	9,656
Cash flows from investing activities:			
Capital expenditures	(40,999)	(28,356)	(11,168)
Investment in marketable securities	(3,426)	(14,132)	—
Cash flows (used in) investing activities	(44,425)	(42,488)	(11,168)
Cash flows from financing activities:			
Sale of shares, net	—	—	52,125
Exercise of stock options	1,805	2,719	1,481
Increase in long-term debt	30,000	—	
Repayment of long-term debt	(643)		
Proceeds from line of credit	—	—	2,000
Repayment of line of credit	—	—	(2,000)
Repayment of equipment leases	(504)	(1,342)	(1,328)
Net cash provided by financing activities	30,658	1,377	52,278
Net increase (decrease) in cash and cash equivalents	4,728	(17,884)	50,766
Cash and cash equivalents at beginning of period	43,700	61,584	10,818
Cash and cash equivalents at end of period	$ 48,428	$ 43,700	$ 61,584
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 496	$ 95	$ 316
Income taxes	$ 9,553	$ 4,807	$ 6,945
Non-cash items:			
Tax benefit of stock options	$ 2,303	$ 2,650	$ 1,941

The accompanying notes are an integral part of these consolidated financial statements.

A.C. MOORE ARTS & CRAFTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and basis of presentation. A.C. Moore Arts & Crafts, Inc. became a holding company in July 1997 by incorporating in Pennsylvania and exchanging its common stock for all of the capital stock of A.C. Moore Inc. held by its shareholders. The consolidated financial statements include the accounts of A.C. Moore Arts & Crafts, Inc. and its wholly owned subsidiaries (collectively the "Company"). All intercompany accounts and transactions have been eliminated. As of December 31, 2004, the Company operated a 96-store chain of retail arts and crafts stores in the eastern region of the United States.

Cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value. Cash equivalents include only securities having an original maturity of three months or less.

Concentration of credit risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. The Company limits its credit risk by placing its investments in highly rated, highly liquid funds.

Inventories. Inventories, which consist of general consumer merchandise held for sale, are stated at the lower of cost or market. The cost of store inventories is determined by the retail inventory method. Warehouse inventories are determined on a first-in, first-out basis. The Company includes as inventoriable costs certain indirect costs, such as purchasing and receiving costs, inbound freight, duties related to import purchases, internal transfer costs and warehousing costs.

Marketable Securities. Marketable securities represent investments in municipal bonds with maturities of three months or longer from time of purchase. They are classified as held-to-maturity and recorded at amortized cost.

Property and equipment. Property and equipment are stated at cost. In constructing the new distribution center, the Company capitalized interest in the amount of $202,000. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over 40 years and building improvements are depreciated principally over 20 years. Furniture, fixtures and equipment are depreciated over periods of five to ten years and leasehold improvements are depreciated over the shorter of their estimated useful lives or the original term of the related lease. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. Amortization of assets recorded under capital leases is included in depreciation expense.

The Company periodically reviews long-lived assets for impairment by comparing the carrying value of assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between the carrying values of the asset and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. The Company had no impairment losses related to long-lived assets during 2004, 2003 or 2002.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position (SOP) 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*" These capitalized software costs are included in Property and Equipment, net in the consolidated balance sheets. These costs are being amortized over the estimated useful life of the software, not to exceed five years.

Other Assets. Includes amounts to obtain store leases. These amounts are being amortized over the life of the original lease.

Revenue recognition. The Company recognizes revenue at the time of sale of merchandise to its customers. The value of point of sale coupons, which have a very limited life, and other discounts that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Sales returns, which are reserved for based on historical experience, are provided for in the period that the related sales are recorded. Proceeds from the sale of gift cards are recorded as gift card liability and recognized as revenue when redeemed by the holder.

Lease Accounting. The Company commences accounting for store leases on the date they take possession of the leased space. Landlord allowances and incentives are recorded as deferred rent liabilities and are amortized as a reduction of rent expense over the initial term of the lease, commencing with the date of possession.

Store pre-opening expenses. Direct incremental costs incurred to prepare a store for opening, including straight-line rent expense, are charged to expense as incurred.

Advertising costs. The costs incurred for advertising are expensed the first time the advertising takes place and are offset by reimbursements received under cooperative advertising programs with certain vendors. Co-op advertising funds are only recognized when we have performed our contractual obligations under a co-op advertising agreement. Advertising expense before the consideration of cooperative advertising allowances was $23.9 million , $20.4 million and $18.7 million for 2004, 2003 and 2002 respectively, and is included in selling, general, and administrative expense.

Fair value of financial instruments. The carrying amounts of cash, cash equivalents and marketable securities, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments. The Company invests cash balances in excess of operating requirements primarily in money market mutual funds and to a lesser extent in interest-bearing securities with maturities of less than two years. The fair value of the Company's cash and equivalents at December 31, 2004 approximated carrying value. The Company had no borrowings outstanding under the line of credit at December 31, 2004. The interest rates on the Company's mortgages fluctuate with market rates and therefore the value of these financial instruments will not be impacted by a change in interest rates. Based on the amounts existing at December 31, 2004, the impact of a hypothetical increase or decrease in interest rates of 10% compared with the rates in effect at December 31, 2004 would result in an increase or decrease in the Company's interest expense of $98,000 annually, and an increase or decrease in the Company's interest income of $89,000 annually.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the amount of revenues and expenses during the reporting period. Differences from those estimates, if any, are recorded in the period they become known.

Stock option plan. The Company accounts for its employee stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB 25). Compensation cost for stock options is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. No stock-based employee compensation has been included in the determination of net income. See *Recent Accounting Pronouncements.*

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* net income and earnings per share would have been reduced to the following pro forma amounts:

		2004	2003 as restated	2002 as restated
Net income	— As reported	$16,848,000	$17,034,000	$14,208,000
	— Compensation cost, net of tax	1,749,000	1,268,000	725,000
	— Pro forma	15,099,000	15,766,000	13,483,000
Basic earnings per share	— As reported	$ 0.86	$ 0.89	$ 0.80
	— Pro forma	0.78	0.82	0.75
Diluted earnings per share	— As reported	$ 0.84	$ 0.86	$ 0.75
	— Pro forma	0.75	0.80	0.72

The pro forma results may not be representative of the effects on reported operations for future years. The fair value of the options was calculated using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2004	2003	2002	2001
Average fair value of options granted	$ 11.15	$ 12.99	$ 10.08	$ 4.59
Risk free interest rate	3.8%	3.2%	4.1%	5.1%
Dividend yield	–	–	–	–
Average expected life	4.9 yrs	4.5 yrs	7 yrs	7 yrs
Expected stock price volatility	54.9%	56%	45.2%	48.4%

Income Taxes. The Company uses the asset and liability method of accounting for income taxes. The Company does business in various jurisdictions that impose income taxes. Management determines the aggregate amount of income tax expense to accrue and the amount currently payable based upon the tax statutes of each jurisdiction. This process includes adjusting income determined using generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax liabilities are reflected on the Company's balance sheet for temporary differences that will reverse in subsequent years.

Recent Accounting Pronouncements. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), *Share-Based Payment (FAS 123(R))*. FAS 123(R) revised FASB Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. FAS 123(R) must be adopted no later than for periods beginning after June 15, 2005.

Previously, in complying with FAS 123, the Company disclosed the fair value of stock options granted and its pro forma impact on the Company's net income in a footnote to its financial statements. The Company is currently considering which transition method it expects to select in adopting FAS 123(R), and whether this new accounting requirement will result in any changes in compensation strategies. Information contained in the Company's footnotes provide the impact on pro forma net income for past financial statements. The adoption of FAS 123(R) on future financial statements is expected to be material.

Reclassification. Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

2. Restatement of Financial Statements

The Company has determined that its method of accounting for leasehold improvements funded by landlord incentives or allowances (tenant improvement allowances) and its method of accounting for rent holidays were not in accordance with accounting principles generally accepted in the United States of America. As a result, the Company has restated its consolidated financial statements for each of the years ended December 31, 2003 and 2002.

The Company has historically accounted for tenant improvement allowances as a reduction of the property, plant and equipment account on its balance sheet, amortized the allowances as a reduction to depreciation expense in its income statement and reflected the cash received within investing activities in its statement of cash flows. FASB Technical Bulletin 88-1 ("FTB 88-1"), "Issues Relating to Accounting for Leases," requires these allowances to be recorded as deferred rent liabilities on the consolidated balance sheets and amortized as a reduction to rent expense on the income statement. In addition, the cash received by the Company should have been recorded as a component of operating activities on the consolidated statements of cash flows. Depreciation of the leasehold improvement begins effective with the opening of the store as the Company has accounted for it in the past. However, amortization of the landlord allowance commences on the date the Company has the right to control the use of the leased property, which is consistent with the recording of rent expense as described below. Previously, the Company had commenced amortization on the date the store was opened.

The Company has historically recognized rent holiday periods on a straight-line basis over the lease term commencing with the opening date for each store. The period during which the store was being fixtured and stocked with merchandise was excluded from the straight-line rent schedule. FASB Technical Bulletin 85-3 ("FTB 85-3"), "Accounting for Operating Leases with Scheduled Rent Increases," states that rent holidays should be recognized on a straight-line basis over the lease term, which commences on the date the Company has the right to control the use of the leased property. For our Company, this is generally one to three months prior to a store opening date. The amount of rent expensed prior to store opening will be included in "Pre-opening expenses" on the Company's consolidated statements of income.

The correction of this accounting resulted in the Company recording additional deferred rent in "Accrued lease liability", additional leasehold improvements in "Property and equipment, net" and to adjust "Retained earnings" on the consolidated balance sheets, as well as to correct "Pre-opening expenses" and "selling, general, and administrative expenses" in the consolidated statements of income for each of the two years in the period ended December 31, 2003. The cumulative impacts of these adjustments reduced retained earnings as of January 1, 2002 by $926,000, net of tax.

Following is a summary of the effects of these adjustments on the Company's consolidated statements of income and of cash flows for the year ended December 31, 2003 and 2002, as well as the Company's balance sheet as of December 31, 2003 (in thousands, except per share data):

CONSOLIDATED STATEMENT OF INCOME

	As previously reported	Adjustment	As restated
Year ended December 31, 2003			
Selling, general and administrative expenses	$132,108	$(218)	$131,890
Pre-opening expenses	2,176	666	2,842
Income from operations	27,610	(448)	27,162
Income before income taxes	28,014	(448)	27,566
Provision for income taxes	10,703	(171)	10,532
Net income	17,311	(277)	17,034
Basic net income per share	0.91	(0.02)	0.89
Diluted net income per share	0.88	(0.02)	0.86
Year ended December 31, 2002			
Selling, general and administrative expenses	$123,117	$ (133)	$ 122,984
Pre-opening expenses	2,340	544	2,884
Income from operations	23,334	(411)	22,923
Income before income taxes	23,807	(411)	23,396
Provision for income taxes	9,350	(162)	9,188
Net income	14,457	(249)	14,208
Basic net income per share	0.81	(0.01)	0.80
Diluted net income per share	0.77	(0.02)	0.75

CONSOLIDATED BALANCE SHEET

	As previously reported	Adjustment	As restated
December 31, 2003			
Property and equipment, net	$ 47,706	$ 3,369	$ 51,075
Deferred tax liability	4,950	(973)	3,977
Accrued lease liability	4,729	5,794	10,523
Retained earnings	61,688	(1,452)	60,236
Shareholder's equity	166,711	(1,452)	165,259
Total liabilities and shareholders' equity	231,794	3,369	235,163

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As previously reported	Adjustment	As restated
Year ended December 31, 2003			
Net cash provided by operating activities	$ 21,473	$ 1,754	$ 23,227
Cash flows (used in) investing activities	(40,734)	(1,754)	(42,488)
Year ended December 31, 2002			
Net cash provided by operating activities	$ 8,171	$ 1,485	$ 9,656
Cash flows (used in) investing activities	(9,683)	(1,485)	(11,168)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

December 31, 2001			
Retained earnings	$ 29,920	$ (926)	$ 28,994

3. Change in Accounting Principle

For all vendor contracts entered into or modified after December 31, 2002, the Company has adopted the Emerging Issues Task Force (EITF) 02-16, *Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor.* EITF 02-16 addresses the accounting for cash consideration received by a customer from a vendor (e.g., slotting fees, cooperative advertising payments, buydowns) and rebates or refunds from a vendor that is payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. The change in accounting means that vendor monies which support the Company's advertising programs are now being recorded as a reduction in the cost of inventory, and are recognized as a reduction of cost of goods sold when the inventory is sold. Previously, they were accounted for as an offset to advertising costs. This accounting change results in a timing difference as to when these monies are recognized in the Company's income statement. The adoption of EITF 02-16 reduced the Company's 2004 net income by $3.4 million or $0.17 per share. In 2004, the change increased gross margin by $11.9 million, increased selling, general and administrative costs by $17.4 million, and decreased inventory by $5.5 million. In 2003 and 2002 the Company recorded vendor advertising support as a reduction of selling general and administrative expenses in the amount of $13.6 million and $10.2 million respectively.

4. Earnings Per Share

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

	Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Basic	19,482	19,113	17,862
Effect of dilutive options	530	616	966
Diluted	20,012	19,729	18,828

Options whose exercise price is in excess of the average market price, 305,799 shares in 2004, 614,719 shares in 2003 and 309,850 shares in 2002, have not been considered as dilutive options.

5. *Property and Equipment*

Property and equipment consists of:

	December 31,	
	2004	2003 as restated
	(in thousands)	
Land	$ 2,466	$ 2,238
Buildings and improvements	38,133	–
Furniture, fixtures and equipment	74,907	54,138
Leasehold improvements	6,364	4,333
Distribution Center under construction	–	15,399
Equipment for future stores	309	711
Capital leases	–	4,715
	122,179	81,534
Less: Accumulated depreciation and amortization	(38,960)	(30,459)
	$ 83,219	$ 51,075

6. Financing Agreement

On October 28, 2003 we signed two mortgage agreements with Wachovia Bank relating to the new corporate offices and distribution center. The mortgages totaled $30.0 million of which $29.4 million was outstanding at December 31, 2004. These mortgages are secured by land, building, and equipment. Borrowings under the mortgages are repayable at between seven and 15 years and will bear interest rates that will vary between LIBOR plus 85 basis points (3.25% at December 31, 2004) and LIBOR plus 135 basis points (3.75% at December 31, 2004), depending on the debt service coverage ratio and the length of the mortgage payment. We have the option of fixing the interest rate at any time. The mortgages contain covenants that, among other things, restrict our ability to incur additional indebtedness or guarantee obligations in excess of $8 million, engage in mergers or consolidations, dispose of assets, make acquisitions requiring a cash outlay in excess of $10 million, make loans or advances in excess of $1 million, or change the nature of our business. We are restricted in capital expenditures, paying dividends and making other distributions unless certain financial covenants are maintained including those relating to tangible net worth, funded debt and a current ratio. The mortgages also define various events of default, including cross default provisions, defaults for any material judgments or a change in control. At December 31, 2004 the Company was in compliance with these agreements. Maturities of the mortgages are $2,571,000 per year for the next five years.

We currently have a $25.0 million line of credit agreement with Wachovia Bank, which expires on May 1, 2006. Borrowings under this line will bear interest at LIBOR plus 95 basis points, 3.35% at December 31, 2004. There were no amounts outstanding at December 31, 2004 under this agreement nor were there amounts outstanding at December 31, 2003 under the previous revolving line of credit.

7. Income Taxes

A reconciliation of income tax expense at the federal income tax rate to the income tax provision is as follows:

	Year Ended December 31,		
	2004	2003 as restated	2002 as restated
		(in thousands)	
United States federal taxes at statutory rate	$ 9,595	$ 9,643	$ 8,190
State and local taxes, net	1,236	1,163	982
Non-deductible stock option expense	—	—	105
Other	(283)	(274)	(89)
Income tax provision	$ 10,548	$ 10,532	$ 9,188

The income tax provision consists of the following:

	Year Ended December 31,		
	2004	2003 as restated	2002 as restated
		(in thousands)	
Current tax expense:			
Federal	$ 6,407	$ 8,083	$ 6,245
State	2,207	2,820	1,382
Total current	8,614	10,903	7,627
Deferred tax expense:			
Federal	2,239	(354)	1,402
State	(305)	(17)	159
Total deferred	1,934	(371)	1,561
Total income tax provision	$ 10,548	$ 10,532	$ 9,188

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The tax effect of temporary differences and carry forwards that compromise significant portions of deferred tax assets and liabilities is as follows:

	December 31,	
	2004	2003 as restated
	(in thousands)	
Current deferred taxes		
Inventory Valuation	$ 3,276	$ –
Insurance claim receivable	(537)	–
Other	(66)	–
Total current deferred taxes	$ 2,673	$
Long-term deferred taxes		
Property and equipment	(12,860)	(7,276)
Accrued rent expense	4,276	2,877
Other	–	422
Total long-term deferred taxes	(8,584)	(3,977)
Net deferred tax	$ (5,911)	$ (3,977)

8. **Shareholder's Equity**

The Company has authorized 10,000,000 shares of undesignated preferred stock. The Company may issue preferred stock in one or more series by vote of its Board of Directors having the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences approved by the Board of Directors.

On June 25, 2002 the Company's Board of Directors approved a two-for-one common stock split to shareholders of record as of the close of business on July 15, 2002. The shares were distributed on July 31, 2002. All references to the number of shares of Common Stock (except for shares authorized), per share prices, and earning per share amounts in the consolidated financial statements and related notes thereto have been adjusted to reflect the stock split on a retroactive basis, unless otherwise expressly stated.

Under the Company's Employee, Director and Consultant Stock Option Plan (the "1997 Plan"), the Company may grant up to 2,000,000 shares of common stock. Stock options expire ten years from the date of grant and vest ratably over a three year period. Shares available for future grants under the 1997 Plan amounted to 7,309 at December 31, 2004 and 375 at December 31, 2003.

In March 2002, the Company's Board of Directors adopted the Company's 2002 Stock Option Plan (the "2002 Plan"). This Plan was approved by majority shareholder vote at the Company's Annual Meeting of Shareholders on May 16, 2002. Under the 2002 Plan, the Company may grant up to 1,500,000 shares of common stock. Stock options expire ten years from the date of grant and vest ratably over a three year period. Shares available for future grants under the 2002 Plan amounted to 845,460 at December 31, 2004 and 1,036,632 at December 31, 2003.

For 2004, 2003 and 2002, the Company's stock option activity is summarized below:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,544,452	$ 12.23	1,798,275	$ 7.48	1,752,708	$ 5.02
Granted	215,875	21.95	322,375	26.63	312,300	19.13
Forfeited	31,636	22.40	24,704	15.44	21,698	6.27
Exercised	297,559	6.07	551,494	4.93	245,035	4.82
Outstanding at end of year	1,431,132	$ 14.76	1,544,452	$ 12.23	1,798,275	$ 7.48
Exercisable at end of year	930,105	$ 10.14	931,224	$ 6.12	1,188,980	$ 4.68

Using a Black-Scholes options pricing model, the average grant date fair value of options granted was $11.15, $12.99 and $10.08 for options granted in 2004, 2003 and 2002, respectively.

Also in 2002, options were exercised for 129,000 shares at an exercise price of $2.33 by a Board member. These shares had been granted in 1995 in recognition of financial consulting services.

The following table summarizes information about stock options outstanding at December 31, 2004.

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
2.88-3.94	281,947	5.1	$ 3.54	281,947	$ 3.54
4.50-5.45	178,867	3.1	4.65	178,867	4.65
7.69-8.32	195,605	5.5	8.12	195,605	8.12
19.11-21.95	468,914	8.5	20.36	169,435	19.11
26.67	305,799	8.7	26.67	104,251	26.67
	1,431,132	6.8	$ 14.76	930,105	$ 10.14

9. Retirement Plan

In January 1999 the Company established a 401(k) savings plan (the "401(k) Plan") for eligible team members. Participation in the 401(k) Plan is voluntary and available to any team member who is 21 years of age and has completed a three month eligibility period. Participants may elect to contribute up to 100% of their compensation. In accordance with the provisions of the 401(k) Plan, the Company makes a matching contribution to the account of each participant in an amount equal to 25% of the first 6% of eligible compensation contributed by each participant with a maximum match of $1,500. The Company's matching contribution expense for 2004, 2003 and 2002 was $298,000, $287,000, and $277,000, respectively.

10. Commitments and Contingencies

Commitments

The Company leases its retail stores and some vehicles under noncancelable operating leases. Most store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. Rent escalations are amortized over the initial term commencing on the date the Company takes possession. The pro rata portion of rent holidays and scheduled rent escalations has been included in accrued lease liabilities in the accompanying balance sheet. For the years 2004 and 2003 the amounts of rent expense recognized over the amounts paid were $1,674,000 and $1,197,000, respectively, and has been included in other accrued lease liabilities in the accompanying consolidated balance sheet.

Rent expense under operating leases consists of:

	Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Minimum rentals	$27,017	$23,503	$20,450
Contingent payments	84	107	148
	$27,101	$23,610	$20,598

As of December 31, 2004, the Company entered into seven leases for stores to open in 2005.

Future minimum lease payments (including those for unopened stores) as of December 31, 2004 for non-cancelable operating leases with terms in excess of one year are as follows (in thousands):

2005	$ 28,992
2006	30,365
2007	29,510
2008	27,136
2009	25,290
Thereafter	100,155
Total minimum future rentals	$241,448

Contingencies

The Company is not a party to any material legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, operating results or cash flows of the Company.

11. Related Party Transactions

As of December 31, 2004 the Company had a receivable based on premiums it had paid in years prior to 2003 for a split-dollar second-to-die life insurance policy on the lives of Jack Parker and Patricia A. Parker. Subsequent to year-end, Mr. Parker reimbursed the Company for the full amount of the receivable, $516,000.

Richard J. Drake, a director of the Company, is a member of a law firm which the Company retains. The Company has paid fees to Mr. Drake's firm in the amount of $83,000, $121,000 and $93,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

In 2003 and 2002, the Company reimbursed L'egent International, Ltd. and related companies ("L'egent") $352,000 and $374,000, respectively, for merchandise sold in the Company's stores. William Kaplan, a director of the Company, is Chairman of the Board of Directors and an executive officer and principal shareholder of L'egent.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We had no changes in or disagreements with accountants on accounting and financial disclosure of the type referred to in Item 304(b) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2004, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 (the "Exchange Act") are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 as stated in their report which is included herein.

Management's Consideration of the Restatement

In coming to the conclusion that our internal control over financial reporting was effective as of December 31, 2004, our management considered, among other things, the control deficiency related to periodic review of the application of generally accepted accounting principles, which resulted in the need to restate our previously issued financial statements as disclosed in "Note 2" to the accompanying consolidated financial statements included in this Form 10-K. After reviewing and analyzing the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 99, "Materiality," Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," paragraph 29 and SAB Topic 5 F, "Accounting Changes Not Retroactively Applied Due to Immateriality," and taking into consideration (i) that the restatement adjustments did not have a material impact on the financial statements of prior interim or annual periods taken as a whole; (ii) that the cumulative impact of the restatement adjustments on stockholders' equity was not material to the financial statements of prior interim or annual periods; and (iii) that we decided to restate our previously issued financial statements solely because the cumulative impact of the error, if recorded in the current period, would have been material to the current year's reported net income, our management concluded that the control deficiency that resulted in the restatement of the prior period financial statements was not a material weakness. Furthermore, our management concluded that, as of December 31, 2004, we had no material weaknesses.

Changes in Internal Control over Financial Reporting

Our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of changes in our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Based on this evaluation, our management determined that no change in our internal control over financial reporting occurred during the fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Incorporated by reference from our Proxy Statement relating to our 2005 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K, except information concerning our executive officers which is set forth in Part I of this Annual Report on Form 10-K and which is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Ethics and Conflict of Interest Policy that applies to all of our directors and employees including, without limitation, our principal executive officer, our principal financial officer, our principal accounting officer and all of our employees performing similar functions. Our Code of Business Ethics and Conflict of Interest Policy is available on our website, located at *www.acmoore.com/corporate.asp.* We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to a provision of our Code of Business Ethics and Conflict of Interest Policy by posting such information on our website at the location specified above.

ITEM 11. EXECUTIVE COMPENSATION.

Incorporated by reference from our Proxy Statement relating to our 2005 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Incorporated by reference from our Proxy Statement relating to our 2005 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

Equity Compensation Plan Information

The following table details information regarding our existing equity compensation plans as of December 31, 2004:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [(1)]	1,431,132	$14.76	852,769
Equity compensation plans not approved by security holders	–	–	–
Total	1,431,132	$14.76	852,769

[(1)] These plans are our 1997 Employee, Director and Consultant Stock Option Plan and our 2002 Stock Option Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Incorporated by reference from our Proxy Statement relating to our 2005 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Incorporated by reference from our Proxy Statement relating to our 2005 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Income for each of the three years in the period ended December 31, 2004

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2004

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

No financial statement schedules are required to be filed as part of this report.

(3) Exhibits:

The exhibits filed as part of this report are listed under exhibits at subsection (b) of this Item 15.

(b) Exhibits:

Exhibit Number	Description
3.1(1)	Articles of Incorporation
3.2(2)	Amended and Restated Bylaws
+10.1(1)	1997 Employee, Director and Consultant Stock Option Plan
+10.2(3)	2002 Stock Option Plan
+10.3(1)	Form of Stock Option Award Agreement under the 1997 Employee, Director and Consultant Stock Option Plan
+10.4(2)	Form of Option Agreement under the 2002 Stock Option Plan

Exhibit Number	Description
10.5[1]	Tax Indemnification Agreement, dated July 22, 1997, among the Company, John E. Parker and William Kaplan
10.6[4]	Lease, dated August 14, 1995, between Freeport 130 L.L.C. and A.C. Moore, Inc.
10.7[5]	Second Amendment to Lease, dated as of March 25, 1998, between Freeport 130 L.L.C. and A.C. Moore, Inc.
10.8[6]	Loan Agreement dated as of October 28, 2003, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request.
10.9[6]	Construction Loan Agreement dated as of October 28, 2003, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request.
10.10[6]	Mortgage, Assignment of Rents and Security Agreement and Financing Statement dated as of October 28, 2003, by and between A.C. Moore Urban Renewal, LLC and Wachovia Bank, National Association. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits upon request.
10.11	Modification Number One to Promissory Note dated as of November 3, 2004, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC
+10.12	Description of Directors and Named Executive Officers Compensation
21.1	Subsidiaries of the Company
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a–14(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Exhibit Number	Description
31.2	Certification of Chief Financial Officer pursuant to Rule 13a–14(a) promulgated under the Exchange Act
32	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-32859), filed on August 5, 1997.

(2) Incorporated by reference to the Company's Form 8-K filed on August 27, 2004.

(3) Incorporated by reference to the Company's Definitive Proxy Statement filed on April 22, 2002.

(4) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-32859), filed on September 16, 1997.

(5) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.

(6) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.C. MOORE ARTS & CRAFTS, INC.

Date: March 16, 2005

By: /s/ John E. Parker
John E. Parker
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ John E. Parker John E. Parker	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2005
/s/ Leslie H. Gordon Leslie H. Gordon	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2005
/s/ William Kaplan William Kaplan	Chairman of the Board	March 16, 2005
/s/ Lawrence H. Fine Lawrence H. Fine	Director	March 16, 2005
/s/ Richard Lesser Richard Lesser	Director	March 16, 2005
/s/ Richard J. Bauer Richard J. Bauer	Director	March 16, 2005
/s/ Richard J. Drake Richard J. Drake	Director	March 16, 2005
/s/ Eli J. Segal Eli J. Segal	Director	March 16, 2005
/s/ Michael J. Joyce Michael J. Joyce	Director	March 16, 2005

EXHIBIT INDEX

Exhibit Number	Description
3.1[1]	Articles of Incorporation
3.2[2]	Amended and Restated Bylaws
+10.1[1]	1997 Employee, Director and Consultant Stock Option Plan
+10.2[3]	2002 Stock Option Plan
+10.3[1]	Form of Stock Option Award Agreement under the 1997 Employee, Director and Consultant Stock Option Plan
+10.4[2]	Form of Option Agreement under the 2002 Stock Option Plan
10.5[1]	Tax Indemnification Agreement, dated July 22, 1997, among the Company, John E. Parker and William Kaplan
10.6[4]	Lease, dated August 14, 1995, between Freeport 130 L.L.C. and A.C. Moore, Inc.
10.7[5]	Second Amendment to Lease, dated as of March 25, 1998, between Freeport 130 L.L.C. and A.C. Moore, Inc.
10.8[6]	Loan Agreement dated as of October 28, 2003, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request.
10.9[6]	Construction Loan Agreement dated as of October 28, 2003, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request.
10.10[6]	Mortgage, Assignment of Rents and Security Agreement and Financing Statement dated as of October 28, 2003, by and between A.C. Moore Urban Renewal, LLC and Wachovia Bank, National Association. A.C. Moore will furnish to the Securities and Exchange Commission a copy of any omitted exhibits upon request.

Exhibit Number	Description
10.11	Modification Number One to Promissory Note dated as of November 3, 2004, by and between Wachovia Bank, National Association and A.C. Moore Arts & Crafts, Inc., A.C. Moore Incorporated, Moorestown Finance, Inc., Blackwood Assets, Inc. and A.C. Moore Urban Renewal, LLC
+10.12	Description of Directors and Named Executive Officers Compensation
21.1	Subsidiaries of the Company
23.1	Consent of PricewaterhouseCoopers LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a–14(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")
31.2	Certification of Chief Financial Officer pursuant to Rule 13a–14(a) promulgated under the Exchange Act
32	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

\+ Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-32859), filed on August 5, 1997.

(2) Incorporated by reference to the Company's Form 8-K filed on August 27, 2004.

(3) Incorporated by reference to the Company's Definitive Proxy Statement filed on April 22, 2002.

(4) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-32859), filed on September 16, 1997.

(5) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.

(6) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2003.

NOTE: This is an abbreviated version of A.C. Moore Arts & Crafts, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004, as it does not contain all of the exhibits filed therewith.

Exhibit 31.1

I, John E. Parker, certify that:

1. I have reviewed this Form 10-K of A.C. Moore Arts & Crafts, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

By: /s/ John E. Parker
John E. Parker
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

I, Leslie H. Gordon, certify that:

1. I have reviewed this Form 10-K of A.C. Moore Arts & Crafts, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

By: /s/ Leslie H. Gordon
Leslie H. Gordon
Executive Vice President and Chief Financial Officer (principal financial officer)

Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of A.C. Moore Arts & Crafts, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2004 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2005

By: /s/ John E. Parker
John E. Parker
Chief Executive Officer

Date: March 16, 2005

By: /s/ Leslie H. Gordon
Leslie H. Gordon
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Executive Officers

John E. Parker
Chief Executive Officer

Lawrence H. Fine
President/Chief Operating Officer

Patricia A. Parker
Executive Vice President,
Merchandising

Leslie H. Gordon
Executive Vice President/
Chief Financial Officer

Janet Parker
Executive Vice President,
Merchandising and Marketing

Jeffrey C. Gerstel
Executive Vice President,
Store Operations

Stock Exchange Listing

A.C. Moore Arts & Crafts, Inc.
common stock trades on
The Nasdaq National Market.
Ticker Symbol: ACMR

Transfer Agent and Registrar

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, PA 19003-2318

Independent Registered Public Accountants

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7042

Directors

William Kaplan
Chairman of the Board
A.C. Moore Arts & Crafts, Inc.
Chairman/Executive Officer
L'egent International, Ltd.

Richard J. Bauer
Chairman/Chief Executive Officer
Eastern Alloys, Inc.

Richard J. Drake
Chairman
Drake, Sommers, Loeb,
Tarshis, Catania & Liberth, P.L.L.C.

Lawrence H. Fine
President/Chief Operating Officer
A.C. Moore Arts & Crafts, Inc.

Michael J. Joyce
Retired Partner
Deloitte & Touche, LLP

Richard Lesser
Retired Executive
The TJX Companies, Inc.

John E. Parker
Chief Executive Officer
A.C. Moore Arts & Crafts, Inc.

Eli J. Segal
Chairman of the Board
SchoolSports, Inc.
Principal
Segal Associates

Corporate Counsel

Drake, Sommers, Loeb,
Tarshis, Catania & Liberth, P.L.L.C.
One Corwin Court
P.O. Box 1479
Newburgh, NY 12550

Annual Report

The Company's Annual Report on Form 10-K for the year ended December 31, 2004 is contained herein. Additional paper or electronic copies may be obtained, free of charge (except for exhibits to the report), by contacting the Company's Chief Financial Officer at the Company's executive offices.

Investor Relations

Information about the Company can be obtained through the Company's website, www.acmoore.com or by calling the Company's Chief Financial Officer at (856) 768-4930.

Annual Meeting

The Annual Meeting of Shareholders will be held on June 2, 2005 at 11:00 am at
130 A.C. Moore Drive, Berlin, NJ 08009.

Executive Offices

130 A.C. Moore Drive
Berlin, NJ 08009
(856) 768-4930
www.acmoore.com

Forward-Looking Statements

Statements in this 2004 Annual Report to Shareholders that are not historical facts are forward-looking statements. Forward-looking statements regarding the Company's business and prospects are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. Such forward-looking statements involve risks and uncertainties and any one or a combination of these risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Cautionary Statement Related to Forward-Looking Statements" beginning on page 10 of the Company's 2004 Annual Report on Form 10-K for the year ended December 31, 2004 attached hereto.

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A.C. MOORE

130 A.C. Moore Drive
Berlin, New Jersey 08009

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